AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 2003
                          REGISTRATION NO.
                                           ------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                            ------------------------

                                   FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                        UNDER SECTION 12 (B) OR 12 (G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                   SPECTRUM SCIENCES & SOFTWARE HOLDINGS CORP.
             (Exact name of Registrant as specified in its charter)
                            ------------------------
          DELAWARE                           8744                    80-0025175
(State or other Jurisdiction of   (Primary Standard Industrial     (IRS Employer
 Incorporation or organization)    Classification Code Number)        I.D. No.)

                            ------------------------
                                91 HILL AVENUE NW
                        FORT WALTON BEACH, FLORIDA 32548
                                 (850) 796-0909
                           (850) 244-9560 (FACSIMILE)
   (Address, including zip code, and telephone and facsimile numbers, including area code, of
                         registrant's executive offices)
                            ------------------------
                             THE COMPANY CORPORATION
                        2711 CENTERVILLE ROAD, SUITE 400
                           WILMINGTON, DELAWARE 19808
                                 (800) 818-0204
                            (302) 636-5454 (FACSIMILE)
    (Name, address, including zip code, and telephone and facsimile numbers, including area code of agent for service)
                            ------------------------

          Securities to be registered under Section 12 (b) of the Act:

     Title  of  each  class                    Name  of  each  exchange on which
     to  be  registered                        each  class  is to be registered

     None                                      None

          Securities to be registered under Section 12 (g) of the Act:

                    Common Stock, par value $.0001 per share
                                (Title of class)

                        Copies of Communications Sent to:
                            ADAM S. GOTTBETTER, ESQ.
                             KEVIN F. BARRETT, ESQ.
                           GOTTBETTER & PARTNERS, LLP
                                630 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
                    TEL: (212) 983-6900 - FAX: (212) 983-9210

                                               TABLE OF CONTENTS
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                                                                                                           PAGE
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PART I

ITEM 1.  DESCRIPTION OF BUSINESS, INCLUDING RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . .     3
ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS. . . . . . . . . . . . . . . . . . .     8
ITEM 3.  DESCRIPTION OF PROPERTY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    15
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT . . . . . . . . . . . . . . . . .    16
ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS . . . . . . . . . . . . . . . . . .    16
ITEM 6.  EXECUTIVE COMPENSATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    19
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS . . . . . . . . . . . . . . . . . . . . . . . . .    20
ITEM 8.  DESCRIPTION OF SECURITIES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    20

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY  AND RELATED STOCKHOLDER MATTERS    22
ITEM 2.  LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    22
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS. . . . . . . . . . . . . . . . . . . . . . . . . .    23
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    23
ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS. . . . . . . . . . . . . . . . . . . . . . . . . . . .    23

INDEX TO FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    25

PART III

ITEM 1.  INDEX TO EXHIBITS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    26


                   PART I - ITEM 1.  DESCRIPTION OF BUSINESS

Overview
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SUMMARY  OF  CORPORATE  HISTORY

     Spectrum Sciences & Software, Inc. a Florida corporation, was formed in 1982 for the purpose of providing engineering, science and technological support services for the United States Department of Defense.

     Silva Bay International, Inc., a Delaware corporation, was formed in 1998 for the purpose of locating and recovering rare and valuable aircraft. Silva Bay International, Inc. had no operations and no revenue from inception in 1998 to the time of the acquisition of Spectrum Sciences & Software, Inc. in April, 2003. Silva Bay International, Inc.'s common stock has been traded on the Electronic Pink Sheets as a non-reporting company under the symbol SIVY since 2000.

     On April 2, 2003, Silva Bay International, Inc., a Delaware corporation acquired all of the assets and assumed certain liabilities of Spectrum Sciences & Software, Inc., a Florida corporation, in exchange for the issuance of 1,250,000 shares of its common stock. Spectrum Sciences & Software, Inc. is now the wholly owned subsidiary of Silva Bay International, Inc. Donal R. Myrick had been the sole shareholder, president and founder of Spectrum Sciences & Software, Inc. Silva Bay International, Inc. retained the services of Mr. Donal
R. Myrick as president pursuant to a three year employment agreement. Mr. Myrick is also the chairman of the board of directors.

     On April 8, 2003, Silva Bay International, Inc. changed its name to Spectrum Sciences & Software Holdings Corp. ("Spectrum" or the "Company"). On April 9, 2003 the National Association of Securities Dealers issued the Company a new trading symbol. The Company's trading symbol changed from "SIVY" to "SPSC". All of the Company's operations are conducted through its wholly owned subsidiary Spectrum Sciences & Software, Inc. On April 9, 2003, the Company effectuated a two for one forward split of its common stock. The Company is located at: 91 Hill Avenue NW, Fort Walton Beach, Florida 32548; the telephone number is (850) 796-0909.

BUSINESS

     The Company provides engineering, science and technological support services for the United States Department of Defense.

     The  Company  has  three  operating  divisions:

     1) Manufacturing Division. We manufacture aerospace ground support equipment, missile, munitions and material handling equipment, specialized shipping and storage containers; and a variety of precision parts for the sustaining of military equipment.

     2) Computuer Software. Computer Software provides technical services to support range safety, hazard analysis and mitigation, mission planning, weapon system simulations, weapons safety footprint development, and ballistic analysis. Additionally, this division performs a wide variety of environmental impact analysis to include: preparation of environmental impact statements, aircraft noise analysis and noise impact assessments, airspace usage analysis, airspace environmental impact assessments, and use compatibility studies.

     3) Management Services. Management Services provides operations and maintenance of United States Air Force air-to-ground bombing and gunnery training ranges. We also provide for complete base operations services to include: armed base security, fire department operations, grounds and road maintenance, civil engineering, runway operations, airbase tower operations, and base wide communications.

COMPETITION

     The market for our products is highly competitive. We face a variety of domestic and foreign competitors including divisions of Ahntech, Arcata Associates, Artic Slope Manufacturing Technology, Tybrin and Science Applications International Corp. Many of our competitors are larger than we are and have substantially greater financial and other resources.

     We compete on the basis of product offerings, price, product and systems quality, technology and ongoing customer service and support. Our ability to compete for defense contracts depends on a variety of factors, including:

     -    Our  corporate  and  key  personnel  backgrounds  and  qualifications;
     - The effectiveness and innovation of our research and development programs;
     -    Our  proven  past  performance  history;
     - Our ability to offer better program performance than our competitors at a lower cost; and
     - The readiness of our facilities, equipment and personnel to undertake the programs for which we compete.

     In programs where we are the sole-source provider, other suppliers may compete against us only if the customer chooses to reopen the particular program to competition. Approximately 4% of our total contract revenue for the year ended December 31, 2002 was derived from sole-source business.

     Furthermore, our computer software division contains advanced technology derived from internal research and development that creates high barriers to entry. Since January 1, 1998, we have spent approximately $500,000 in research and development, in large part, in support of advanced technology.

SUPPLIERS  AND  MATERIALS

     Our in-house manufacturing primarily consists of assembly of purchased parts. Accordingly, we do not use significant amounts of raw materials. We purchase manufactured component parts for our assemblies from various independent suppliers. These parts are normally not purchased under long-term contracts unless a long-term sales contract with one of our customers requires it. We are not dependent on any one supplier and maintain back-up suppliers for all critical components. However, any delay in our suppliers' abilities to obtain necessary parts may affect our ability to meet customer production needs.

REGULATORY  MATTERS  AND  GOVERNMENT  CONTRACTS

     Substantially all of our contract revenue resulted from contracts with the Department of Defense, prime contractors that identified the Department of Defense as the ultimate purchaser or other United States Government agencies. United States Government business is performed under fixed-price contracts.

     Under U.S. Government regulations, certain costs, including certain financing costs, portions of research and development costs, lobbying expenses, certain types of legal expenses and certain marketing expenses related to the preparation of bids and proposals, are not allowed for pricing purposes and calculation of contract reimbursement rates under flexibly-priced contracts. The U.S. Government also regulates the methods under which costs are allocated to U.S. Government contracts. We are subject to a variety of audits performed by U.S. Government agencies. The Defense Contract Audit Agency, or DCAA, performs these audits on behalf of the U.S. Government.

     U.S. Government contracts are, by their terms, subject to termination by the U.S. Government for either its convenience or default by the contractor. Fixed-price contracts provide for payment upon termination for items delivered to and accepted by the U.S. Government and, if the termination is for convenience, for payment of fair compensation of work performed plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses and a reasonable profit on the costs incurred. If a contract termination is for default, however,

     - the contractor is paid an amount agreed upon for completed and partially completed products and services accepted by the U.S. Government;

     - the U.S. Government is not liable for the contractor's costs with respect to unaccepted items, and is entitled to repayment of advance payments and progress payments, if any, related to the terminated portion of the contract; and
     - the contractor may be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source.

     In  addition  to  the  right  of  the  U.S.  Government to terminate, U.S.
Government contracts are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a September 30 fiscal year basis, even though contract performance may take many years. Consequently, at the outset of a major program, the contract is usually partially funded and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress for future fiscal years.

INTELLECTUAL  PROPERTY  RIGHTS

     We own several proprietary software and hardware products, these products are not protected by any patents or copyrights.

ENVIRONMENTAL  MATTERS

     Our operations include the use, generation and disposal of hazardous materials. We are subject to various U.S. federal, state and local laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. We believe that we have been and are in substantial compliance with environmental laws and regulations and that we have no liabilities under environmental requirements that we would expect to have a material adverse affect on our business, results of operations or financial condition. In the past two years, we have not incurred material costs relating to environmental compliance.

EMPLOYEES

     As of June 3, 2003, we had approximately 135 employees. Approximately 15% of our employees are engaged in manufacturing, 7% of our employees are engaged in engineering, research and development and 73% of our employees are engaged in range operations and maintenance, and 5% of our employees are engaged in sales, marketing, product support and general administration. None of our employees are represented by a union or are covered by a collective bargaining agreement. All of our employees are based in the United States. We consider our employee relations to be satisfactory.

RISK  FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before you purchase any of our common stock. All of the known material risks inherent in this offering are addressed below. These risks and uncertainties are not the only ones we face. Unknown additional risks and uncertainties, or ones that we currently consider immaterial, may also impair our business operations.

     If any of these risks or uncertainties actually occur, our business, financial condition or results of operations could be materially adversely affected. In this event you could lose all or part of your investment.

UNLESS WE RAISE ADDITIONAL CAPITAL WE WILL NOT BE ABLE TO FUND OUR OPERATIONS AND YOU MAY NOT BE ABLE TO SELL YOUR SHARES, THEREFORE YOUR INVESTMENT WOULD BE A COMPLETE LOSS.

     We will need additional working capital within the next twelve months to continue our operations. We will attempt to obtain this capital through borrowing or from selling our stock privately. Failure to maintain such funding within the next twelve months would likely prohibit us from continuing our operations. Therefore you may be unable to sell your shares and your investment would be a complete loss.

THE UNITED STATES INTERNAL REVENUE SERVICE HAS OBTAINED A LIEN IN THE AMOUNT OF $173,041.01 AGAINST SPECTRUM FOR UNPAID PAYROLL TAXES.

     On April 21, 2003, the IRS obtained a lien against any and all of our assets in the amount $173,041.01. This lien is due to unpaid payroll taxes, interest and penalties for 2000 payroll taxes. Spectrum has entered into a payment arrangement acceptable to the IRS.

WE ARE IN DEFAULT OF LOAN AGREEEMNTS WITH SOUTHTRUST BANK IN THE AMOUNT OF APPROXIMATLEY $3,200,000.

     Our engineering, manufacturing, research and development and administrative offices are in Fort Walton, Florida. We own the land and building. However, the mortgage is with SouthTrust Bank. We are in default of our loan agreements with SouthTrust Bank in the amount of approximately $3,200,000, which could result in our land and building being sold, which would likely result in the termination of our business.

WE  ARE  IN  DEFAULT  ON  ADVANCES  WITH A PRINCIPAL OF $540,144.

     As of June 3, 2003, we are in default on advances with principal totaling $540,144. The lender is Brannon Capital, Inc., the beneficial owner of which is Dwain Brannon, one of our directors. This debt will have significant negative impact on our ability to become profitable.

OUR  LOAN  AGREEMENTS  MAY RESTRICT OUR ABILTY TO FINANCE OUR FUTURE OPERTIONS.

     Our loan agreements with SouthTrust Bank limit our ability to seek additional loans and to engage in other business arrangements such as mergers and acquisitions.

OUR RECENT MERGER WITH SPECTRUM SCIENCES & SOFTWARE, INC. IS IN VIOLATION OF THE TERMS OF OUR LOAN AGREEMENTS WITH SOUTHTRUST BANK, PLACING THE LOANS IN DEFAULT.

The merger of Spectrum Science & Software, Inc. with Silva Bay International, Inc. in April of 2003 was in violation of the loan agreements with SouthTrust Bank, which would have placed these loans in default had the loans not already been in default.

OUR INDEPENDENT AUDITORS HAVE ISSUED A "GOING CONCERN" OPINION REGARDING THE SUBSTANTIAL DOUBT ABOUT OUR ABILTY TO CONTINUE AS A GOING CONCERN.

     The auditor's opinion on our financial statements indicates that it was prepared under the assumption that we continue as a going concern. Nevertheless, our independent auditor believes that there is "substantial doubt" that we will be able to continue as a going concern. In part because we have incurred recurring losses from operations and have a net capital deficiency. Therefore, we might not achieve profitability, our business may fail and you may loose all of your investment.

WE ARE DEPENDENT UPON DONAL R. MYRICK, OUR FOUNDER AND CEO, ANY REDUCTION OF HIS ROLE IN SPECTRUM WOULD HAVE A MATERIAL ADVERSE EFFECT.

     The success of Spectrum is dependent on the vision, knowledge, business relationships and abilities of Spectrum's founder and Chief Executive Officer and director Donal R. Myrick. Any reduction of Mr. Myrick's role in the business would have a material adverse effect on Spectrum. Mr. Myrick has signed a three year employment agreement to serve as president of Spectrum that will take effect upon Spectrum becoming a publicly reporting company under the 1934 Act, as amended (which is 60 days after the date this registration statement was first filed with the U.S. Securities and Exchange Commission) or upon the first day of trading for Spectrum on the Over the Counter Bulletin Board (the "OTCBB").

WE DEPEND UPON THE UNITED STATES DEPARTMENT OF DEFENSE FOR ALMOST ALL OF OUR SALES.

     We depend upon the United States Department of Defense for 99% of our sales. If we were to loose what is essentially our only customer our business would likely fail. Further, any reduction in the U.S. defense budget may result in a material adverse effect upon our business.

UNLESS AN ACTIVE PUBLIC MARKET DEVELOPS FOR OUR COMMON STOCK, YOU MAY NOT BE ABLE TO SELL YOUR SHARES, AND THEREFORE YOUR INVESTMENT WOULD BE A COMPLETE LOSS.

     There has been no active public market for our common stock. An active trading market may never develop or, if developed, it may not be maintained. Failure to develop or maintain an active trading market could negatively affect the price of our securities, and you may be unable to sell your shares, and therefore your investment would be a complete loss.

A DEFAULT JUDGMENT IN THE AMOUNT OF $139,019.97, PLUS INTEREST AND ATTORNEY FEES WAS ENTERED AGAINGST SPECTRUM IN JANUARY, 2003 BY THE TRIDENT COMPANY.

     On or about January 13, 2003, The Trident Company secured a default judgment in Oklahoma in the amount of $139,019.97, plus interest in the amount of $1,780.88, and attorney fees in the amount of $2,500. The action The Trident Company v. Spectrum Manufacturing, Inc. and Spectrum Sciences & Software, Inc. is Case No. CJ-2002-07042 in the district Court of Tulsa County State of Oklahoma. The default judgment arises from a debt owed by Spectrum to Trident. The parties have negotiated a payment schedule.

IN DECEMBER 2002, THREE SPECTRUM EMPLOYEES EACH FILED COMPLAINTS FOR VIOLATION OF CIVIL RIGHTS, DISCRIMINATION, HARASSMENT, HOSTILE WORK ENVIRONMENT AND RETALIATION AGAINST SPECTRUM IN THE UNITED STATES DISTRICT COURT, DISTRICT OF ARIZONA.

     In December, 2002, three Spectrum employees each filed complaints for violation of civil rights, discrimination, harassment, hostile work environment and retaliation in the United States District Court, District of Arizona. The Case numbers for these complaints are: CIV '02 2621 PHX MHM; CIV '02 2619 PHX DKD; and CIV '02 2620 PHX FJM. Spectrum filed answers to all three complaints. In January, 2003, Spectrum filed answers to all three complaints, denying all allegations of wrongdoing. Spectrum does not know what the outcome of this litigation will be.

WE MAY NOT QUALIFY FOR OVER-THE-COUNTER ELECTRONIC BULLETIN BOARD INCLUSION, AND THEREFORE YOU MAY BE UNABLE TO SELL YOUR SHARES.

     Upon the effectiveness of this registration statement, we will attempt to have our common stock eligible for quotation on the Over-the-Counter Electronic Bulletin Board ("OTCBB" or "Bulletin Board"). OTCBB eligible securities includes securities not listed on NASDAQ or a registered national securities exchange in the U.S. and that are also required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1933, and the company is current in its periodic securities reporting obligations. For more information on the OTCBB see its website at www.otcbb.com. If for any reason, however, any of our securities are not eligible for continued quotation on the Bulletin Board or a public trading market does not develop, purchasers of the shares may have difficulty selling their securities should they desire to do so. If we are unable to satisfy the requirements for quotation on the Bulletin Board, any trading in our common stock may continue to be conducted in the over-the-counter market in what are commonly referred to as the "pink sheets". As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the securities offered hereby. The above-described rules may materially adversely affect the liquidity of the market for our securities.

THE PRICE OF OUR COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY AND YOU COULD LOOSE ALL OR PART OF YOUR INVESTMENT.

     Our common stock is currently traded on the "Over the Counter Pink Sheets. The price of our common stock may fluctuate significantly. You may loose all or part of your investment.

CAUTIONARY  NOTE  REGARDING  FORWARD-LOOKING  STATEMENTS

     This prospectus contains certain financial information and statements regarding our operations and financial prospects of a forward-looking nature. Although these statements accurately reflect management's current understanding and beliefs, we caution you that certain important factors may affect our actual results and could cause such results to differ materially from any forward-looking statements which may be deemed to be made in this prospectus. For this purpose, any statements contained in this prospectus which are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as, "may", "intend", "expect", "believe", "anticipate", "could", "estimate", "plan" or "continue" or the negative variations of those words or comparable terminology are intended to identify forward-looking statements. There can be no assurance of any kind that such forward-looking information and statements will be reflective in any way of our actual future operations and/or financial results, and any of such information and statements should not be relied upon either in whole or in part in connection with any decision to invest in the shares.


      ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS

     The following discussion should be read in conjunction with our consolidated financial statements, including the related notes, appearing elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those discussed in the forward-looking statements as a result of the various factors set forth under "Risk Factors" and elsewhere in this prospectus.

Overview
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     Spectrum Sciences & Software Holdings Corp. provides engineering, science and technological support services for the United States Department of Defense.

     We earn our revenue on fixed-price contracts with the United States Department of Defense. In a fixed-price contract, the price is not subject to adjustment based on cost incurred to perform the required work under the contract. Under fixed-price contracts we agree to perform for a predetermined contract price. Although fixed-price contracts generally permit the Company to keep profits if costs are less than projected, the Company bears the risk that increased or unexpected costs may reduce profit or cause the Company to sustain losses on the contracts.

     We use the percentage-of-completion method of accounting for fixed-price contracts and, therefore, matches revenue with the cost incurred on each unit produced at the time the Company recognized its sale based on the estimate of gross profit margin the Company expects to receive over the life of the contract. The Company currently evaluates its estimates of gross margin on a monthly basis. In addition, the Company uses the cumulative catch-up method to recognize its changes in estimates of sales and gross margins during the period in which those changes are determined. The Company charges any anticipated losses on a contract to operations as soon as those losses are determined. The principal components of the Company's contract cost of revenue are materials, subcontractor costs, labor and overhead. The Company charges all of these costs to the respective contracts as incurred.

     We expense operating costs such as selling, general and administrative, internal research and development costs and bid and proposal costs in the period incurred. The major components of these costs are compensation and overhead. Capitalized debt issuance costs are amortized over their useful lives. Since January 1, 2002, the Company has been subject to a new accounting standard under which it no longer amortizes goodwill, although it must test its goodwill periodically for impairment.

     The Company's results of operations, particularly its revenue and gross profits, and its cash flows may vary significantly from period to period depending upon the timing of delivery of finished products and the terms of contracts. As a result, period-to-period comparisons may show substantial changes disproportionate to the Company's underlying business activity. Accordingly, the Company does not believe that its quarterly results of operations are necessarily indicative of results for future periods.

SUMMARY  OF  SPECTRUM  SCIENCES  &  SOFTWARE,  INC.  ACQUISITION

     Our president, Donal R. Myrick, owned and operated Spectrum Sciences & Software, Inc., a Florida S-Corporation since its formation in 1982. Silva Bay International, Inc. acquired the business of Spectrum Sciences & Software, Inc. in April 2003. Through our wholly owned subsidiary, SSS Acquisition Corp., we acquired substantially all of the assets and assumed certain liabilities of Spectrum Sciences & Software, Inc. in exchange for the issuance of 1,250,000 shares of common stock to Mr. Myrick. We have continued to operate the business of Spectrum Sciences & Software, Inc. since our acquisition of its business under the name "Spectrum Sciences & Software Holdings, Inc." The business the Company acquired, Spectrum Sciences & Software, Inc., has been in operation for 21 years prior to our acquisition, whereas prior to this acquisition the Company (previously named Silva Bay International, Inc.) had no operations and no revenues.

     The acquisition of Spectrum Sciences & Software, Inc. was accounted for in accordance with Statement of Financial Accounting Standard ("SFAS") No. 141 "Business Combinations" ("SFAS 141"), which requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. SFAS No. 141 also sets forth guidelines for applying the purchase method of accounting in the determination of intangible assets, including goodwill acquired in a business combination, and expands financial disclosures concerning business combinations. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by our management, based on information available and on assumptions as to future operations.

PLAN  OF  OPERATION

     Silva Bay International, Inc. acquired the business of Spectrum Sciences & Software, Inc. in April 2003. In April 2003 we changed our name to Spectrum Sciences & Software Holdings Corp. We provide engineering, science and technological support services for the United States government. Our revenues are earned primarily from contracts with the Department of Defense of the United States Government. Our goal is to grow our current business through acquisitions of other small, private defense contractors in exchange for our common stock. Our plan of operations has two major components: financing our current operations, and launching our acquisition strategy.

     MINIMUM 12 MONTH REQUIREMENTS. Although our pro forma cash balances were $236,581 at March 31, 2003, we are essentially out of working capital to pursue our business and acquisition plans. Based on an analysis of our liabilities, we are dependent on the cooperation of our creditors to permit us to continue to operate. An analysis of our accounts payable and accrued and other liabilities indicates that our largest payables are: SouthTrust Bank (approximately $3,032,000) Environmental Management, Inc. (approximately $245,000), Washington Group, International (approximately $353,000), Internal Revenue Service (approximately $175,000) and The Trident Company (approximately $139,000). These creditors are specifically aware of our weak financial position and search for financing. The continued cooperation of these creditors is not assured. However, we have been successful in obtaining agreements with all creditors. The terms of the debt with SouthTrust Bank are as follows: unsecured $1,038,000 at a floating interest rate currently at 6.25%, maturing June 30, 2003; $1,567,000 at 8.5%, maturing in October 1, 2004; $145,000 at 4.5% interest rate, maturing on August 13, 2006; and $191,000 at 8.75% interest rate, maturing on December 27, 2004;
the Washington Group, International: interest payments of approximately $1,811 per month until July 2003, and then principal payments of $20,000 until the balance is paid. The IRS has accepted the company proposal of a lump sum payment of $25,000 (paid April 24, 2003) and monthly payments of $5,000 per month until September 2003, when the amount increases to $10,000 per month until balance is paid. The Trident Company has accepted the company proposal of a lump sum payment of $25,000 (paid May 2, 2003) and monthly payments of approximately $8,880 until balance is paid.

     We presently have no commitments for the additional financing necessary to continue our operations. If we are unsuccessful in obtaining sufficient financing, we may be forced to curtail all of our activities. Our plan of operations and capital requirements are also dependent upon a number of factors such as those described elsewhere in this registration statement.

CRITICAL  ACCOUNTING  POLICIES

     Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon our financial statements, which have been prepared in accordance with accounting principals generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions which affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. On an ongoing basis, we evaluate our estimates and assumptions, including those related to long-term contracts, product returns, bad debts, inventories, fixed asset lives, income taxes, environmental matters, litigation and other contingencies. We base our estimates and assumptions on historical experience and on various factors that are believed to be reasonable under the circumstances, including current and expected economic conditions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from our estimates under different assumptions or conditions.

     We believe that the following critical accounting policies, among others, affect our more significant estimates and assumptions used in the preparation of our financial statements:

     Revenue recognition. We recognize revenue and profit on substantially all of our contracts using the percentage-of-completion method of accounting, which relies on estimates of total expected contract revenues and costs. We follow this method since reasonably dependable estimates of the revenues and costs applicable to various stages of the contracts can be made. Recognized revenues and profit are subject to revisions as the projects progress to completion. Revisions to the profit estimates are charged to income in the period in which the facts that give rise to the revisions become known.

     Inventory Valuation. We review our inventory balances to determine if inventories can be sold at amounts equal to or greater than their carrying value. The review includes identification of slow-moving inventories, obsolete inventories, and discontinued products or lines of products. The identification process includes analysis of historical performance of the inventory and current operational plans for the inventory as well as industry and customer-specific trends. If our actual results differ from management expectations with respect to the selling of our inventories at amounts equal to or greater than our carrying amounts, we would be required to adjust our inventory values accordingly.

     Net operating loss carryforwards. We have not recognized the benefit in our financial statements with respect to the approximately $235,000 net operating loss carryforward for federal income tax purposes as of March 31, 2003. This benefit was not recognized due to the possibility that the net operating loss carryforward would not be utilized, for various reasons, including the potential that we might not have sufficient profits to use the carryforward or that the carryforward may be limited as a result of changes in our equity ownership. We intend to use this carryforward to offset our future taxable income. If we were to use any of this net operating loss carryforward to reduce our future taxable income and the Internal Revenue Service were to then successfully assert that our carryforward is subject to limitation as a result of capital transactions occurring in 2002 or otherwise, we may be liable for back taxes, interest and, possibly, penalties prospectively.

     Impairment of Long Lived Assets. We assess the impairment of long-lived assets on an ongoing basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable based upon an estimate of future undiscounted cash flows. Factors we consider that could trigger an impairment review include the following: (i) significant underperformance relative to expected historical or projected future operating results; (ii) significant changes in the manner of our use of the acquired assets or the strategy for our overall business; (iii) significant negative industry or economic trends; (iv) significant decline in our stock price for a sustained period; and (v) our market capitalization relative to net book value.

     When we determine that the carrying value of any long-lived asset may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure impairment based on the difference between an asset's carrying value and an estimate of fair value, which may be determined based upon quotes or a projected discounted cash flow, using a discount rate determined by our management to be commensurate with our cost of capital and the risk inherent in our current business model, and other measures of fair value.

RESULTS  OF  OPERATIONS

     The following tables set forth selected financial data from continuing operations on a consolidated and segment basis for the three months ended March 31, 2003 and 2002 and for the years ended December 31, 2002 and 2001. The segment tables, shown below, exclude certain charges, which are shown separately. The following numbers are presented as if Silva Bay International, Inc. would have acquired Spectrum Sciences & Software, Inc. on January 1, 2001.

COMPARISON  OF  THE  THREE  MONTHS  ENDED  MARCH  31,  2003  AND  MARCH 31, 2002

CONSOLIDATED  OVERVIEW
                           FOR THE 3 MONTHS ENDED MARCH 31,
                                  2003                    2002
                         -------------------     -------------------
    Sales                $ 3,273,000  100.0%     $ 2,806,000  100.0%
    Cost of Sales          3,091,000   94.4%       2,671,000   95.2%
                         -------------------     -------------------
    Gross Margin         $   182,000    5.6%     $   135,000    4.8%

     Overall sales from continuing operations for the three months ended March 31, 2003 increased compared to the same period in 2002 due to increased segment sales activity.

MANAGEMENT SERVICES

                                 FOR THE 3 MONTHS ENDED MARCH 31,
                                  2003                    2002
                         -------------------     -------------------
    Sales                $ 2,293,000  100.0%     $ 2,143,000  100.0%
    Cost of Sales          2,230,000   97.3%       2,080,000   97.1%
                         -------------------     -------------------
    Gross Margin         $    63,000    2.7%     $    63,000    2.9%

     Sales in the Management Services segment increased approximately 7% for the three-month period ended March 31, 2003 compared to 2002. The increases in revenue are primarily due to the scheduled increases in reimbursable labor cost under the Service Contract Act and increased contract modifications requesting additional range services.

     Gross margin as a percent of sales for the three-month period ended March 31, 2003 remained constant.

COMPUTER SOFTWARE  SEGMENT

                                 FOR THE 3 MONTHS ENDED MARCH 31,
                                  2003                    2002
                         -------------------     -------------------
    Sales                $ 329,000  100.0%       $ 238,000  100.0%
    Cost of Sales          248,000   75.4%         147,000   61.8%
                         -------------------     -------------------
    Gross Margin         $  81,000   24.6%       $  91,000   38.2%

     Sales in the Computer Software segment increased approximately 38% for the period ended March 31, 2003 as compared to the same period in 2002. Increased sales were a result of scheduled completion of backlog software development tasks for the Safe-Range program

     Gross margin, as a percent of sales, decreased due to increased direct labor costs. This increase in labor costs was a result of hiring additional employees in this division.

MANUFACTURING  SEGMENT

                                 FOR THE 3 MONTHS ENDED MARCH 31,
                                  2003                    2002
                         -------------------     -------------------
    Sales                $ 651,000  100.0%       $ 420,000  100.0%
    Cost of Sales          613,000   94.2%         366,000   87.1%
                         -------------------     -------------------
    Gross Margin         $  38,000    5.8%       $  54,000   12.9%

     Sales in the Manufacturing segment increased 55% for the three-month period ended March 31, 2003 as compared to 2002. The increase in revenue is due to the expansion the customer base for the Spectrum manufactured products.

     Gross margin as a percent of sales decreased by 7% in 2003 compared to 2002 due to the increased overhead costs to include, the cost to provide health care for our employees and the increased cost of general liability insurance for the company.

OPERATING  EXPENSES

                                 FOR THE 3 MONTHS ENDED MARCH 31,
                                  2003                    2002
                         -------------------     -------------------
    Selling, general
     and administrative  $ 127,900  100.0%       $ 162,600  100.0%

        Selling,  general  and  administrative expenses.    Selling, general and
administrative ("SG&A") expenses were $127,900 in the first quarter of 2003 compared to $162,600 in 2002, a net decrease of $34,700.

OTHER  INCOME  AND  EXPENSES

     Interest income and expense, net. Net interest expense was $66,553 in the quarter ended March 31, 2003, compared to net interest expense of $89,173 in 2002. The decline in interest expense is a result of lower prevailing interest rates and lower average loan balances.

     Other income and expense, net. Net other income in the quarter ended March 31, 2003 was $43,904 compared to other income of $44,080 in 2001. Our other income consists primarily of rental income received from L3 Communications, (formerly Raytheon).

     COMPARISON  OF  YEARS  ENDED  DECEMBER  31,  2002  AND  DECEMBER  31,  2001

CONSOLIDATED  OVERVIEW

                                   YEARS ENDED DECEMBER 31,
                                 2002                   2001
                         -------------------     -------------------
    Sales                $ 12,262,000  100.0%    $ 11,874,000  100.0%
    Cost of Sales          11,876,000   94.5%      11,033,000   92.9%
                         -------------------     -------------------
    Gross Margin         $    386,000    5.5%    $    840,000    7.1%

     Overall sales from continuing operations for the year ended December 31, 2002 increased compared to 2001. As indicated below, the Range Operations and Maintenance saw modest growth over the prior year while depressed markets have impacted the Manufacturing segment.

MANAGEMENT SERVICES

                                   YEARS ENDED DECEMBER 31,
                                 2002                   2001
                         -------------------     -------------------
    Sales                $ 8,761,000  100.0 %    $ 8,239,000  100.0%
    Cost of Sales          8,681,000   99.1 %      7,822,000   94.9%
                         -------------------     -------------------
    Gross Margin         $    80,000    0.9 %    $   417,000    5.1%

     Sales in the Management Services segment increased 6.3% for the year ended December 31, 2002 compared to 2001. The increases in revenue are primarily due to the increases in range patrolling and range maintenance work as added to the contract.

     Gross margin as a percent of sales for the year ended December 31, 2002 decreased compared to the prior year. Operational improvements, including improved quality, material procurement and facility management, have contributed to improved margins compared to 2001. In fiscal 2002, the decrease in gross margin was a direct result of increased labor rates. Labor rates are specified by the Department of Labor in accordance with the Service Contract Act.

COMPUTER SOFTWARE
                                   YEARS ENDED DECEMBER 31,
                                 2002                   2001
                         -------------------     -------------------
    Sales                $ 1,095,000  100.0%     $ 1,017,000  100.0%
    Cost of Sales            570,000   52.1%         526,000   51.7%
                         -------------------     -------------------
    Gross Margin         $   525,000   47.9%     $   491,000   48.3%

     Sales in the Computer Software segment increased approximately 7.7% for the year ended December 31, 2002 as compared to 2001. Increased sales were a result of increased delivery orders on the General Services Administration contract. This contract was signed in December 14, 1999 and expires in December 13, 2004. Each delivery order under that contract has a separate performance schedule.

     Gross margin, as a percent of sales, remained consistent compared to the prior year.

MANUFACTURING  SEGMENT

                                   YEARS ENDED DECEMBER 31,
                                 2002                   2001
                         -------------------     -------------------
    Sales                $ 2,406,000  100.0%     $ 2,618,000  100.0%
    Cost of Sales          2,625,000 (109.1)%      2,607,000   99.6%
                         -------------------     -------------------
    Gross Margin         $  (219,000) (9.1)%     $    11,000    0.4%

     Sales in the Manufacturing segment declined 8.1% for the year ended December 31, 2002 as compared to 2001. The decline in revenue is driven primarily by the overall weakness in the U.S. economy and reduction in sales due to September 11, 2001. In 2002, conditions were very weak in the Department of Defense markets for our line of products including aircraft and munitions handling equipment.

     Gross margin as a percent of sales decreased by 166% in 2002 compared to 2001, primarily due to the operating holding loss on inventory of $289,000. The holding loss on inventory was a result of obsolete equipment previously purchased. The anticipation was to sell the equipment to the Federal Government, however, due to the decline in the government's requirements as a result of the terrorist attacks of September 11, 2001 and no adequate storage facility, the equipment deteriorated beyond economic repair. Normal direct and indirect costs decreased by 9.1%, while revenues decreased only 8.1% for the year. Adjusting for the inventory reserve adjustments in 2002, gross margin percentages would have remained consistent with prior year despite decreased revenues, as we adjusted our operations to the depressed market conditions by lowering overhead and reducing spending.

OPERATING  EXPENSES

                               YEARS ENDED DECEMBER 31,
                                 2002                   2001
                         -------------------     -------------------
    Selling, general
     and administrative      595,000  100.0%         490,000  100.0%

     Selling, general and administrative expenses. Selling, general and administrative ("SG&A") expenses were $595,000 in 2002 compared to $490,000 in 2001, a net increase of $105,000. The increase is primarily a result of the additional staff hired for the purpose of assisting with refinancing the Company.

OTHER  INCOME  AND  EXPENSES

     Interest income and expense, net. Net interest expense was $303,297 in the year ended December 31, 2002, compared to net interest expense of $328,314 in 2001. The decline in interest expense is a result of lower prevailing interest rates and lower average investment balances.

     Other income and expense, net. Net other income in 2002 was $269,743 compared to other income of $149,127 in 2001. Our other income consists primarily of rental income received from L3 Communications, (formerly Raytheon). The additional increase from the prior year is due to a one-time legal settlement payment of $175,000.

     Discontinued operations. During the second quarter of 2002, we decided to divest our Yacht Manufacturing division. We completed the disposal of the division in the fourth quarter of 2002. During 2002, we recorded a special charge of $407,000, which included the impairment of assets and closing related expenses. These costs are discussed in more detail in Note 11 to the Financial Statements for Spectrum Sciences & Software, Inc.

LIQUIDITY  AND  CAPITAL  RESOURCES

     We had cash balances totaling approximately $236,500 at March 31, 2003. During the past fiscal year, our principal sources of funds have been cash generated from loans, financing activities, and from continuing operations.

     We believe that we will require approximately $4,000,000 to fund our currently anticipated requirements for ongoing operations and budgeted capital expenditures for our existing business for the twelve-month period following this registration statement. The majority of the funds that we require are a direct result of the current loan agreements that we have with SouthTrust Bank and our need to seek alternative sources to finance that debt.

     We currently intend to satisfy our long-term liquidity requirements from cash flow from operations and with the proceeds from future debt and equity offerings. However, we have no specific plan for future debt or equity offerings nor have we identified any source from which such funding could be obtained. Further, our long-term liquidity requirements will depend on many factors, including but not limited to, various risks associated with our business that affect our sales levels and pricing, our ability to recover all of our up-front costs related to future acquisitions, capital expenditures and operating expense requirements and there can be no assurance that we will not need to raise additional funds to satisfy them.


                    PART I - ITEM 3.  DESCRIPTION OF PROPERTY

PROPERTY

     Our engineering, manufacturing and research and development activities and administrative offices are located in Fort Walton Beach, Florida.

     The following table presents certain information on our leased and owned operating properties as of June 3, 2003:

                                       SQ.
         LOCATION                     FEET                  USE                 LEASED OR OWNED  LEASE EXPIRATION DATE
---------------------------------  ----------    -----------------------------  ---------------  ---------------------
91 Hill Avenue, . . . . . . . . .    47,200      Engineering, manufacturing        Owned                 N/A
Fort Walton Beach, Florida  32549                and research and
                                                 development, and
                                                 administrative office

321 Bream Avenue, Unit 604
Fort Walton Beach, Florida 32548.     1,089      Condominium                       Owned                 N/A


                                       SQ.
         LOCATION                     FEET                  USE                 LEASED OR OWNED  LEASE EXPIRATION DATE
---------------------------------  ----------    -----------------------------  ---------------  ---------------------
755 Lovejoy Road. . . . . . . . .    10,000      Precision machine shop          Leased          Leased, month to month
Fort Walton Beach, Florida 32548.                metal fabrication                               for $1,802 per month.


PART I - ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table presents information known to us, as of the date of this prospectus relating to the beneficial ownership of common stock by:

     - each person who is known by us to be the beneficial holder of more than 5% of our outstanding common stock;
     -    each  of  our  named  executive  officers  and  directors;  and
     -    our  directors  and  executive  officers  as  a  group.

     We believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, except as noted. Unless otherwise indicated, the address of each stockholder listed in the table is care of Spectrum Sciences & Software Holdings Corporation, 91 Hill Avenue NW, Fort Walton Beach, Florida 32548.

     Percentage ownership in the following table is based on 18,844,000 shares of common stock outstanding as of the date of this prospectus. A person is deemed to be the beneficial owner of securities that can be acquired by that person within 60 days from the date of this prospectus upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by dividing the number of shares beneficially owned by that person by the base number of outstanding shares, increased to reflect the shares underlying options, warrants or other convertible securities included in that person's holdings, but not those underlying shares held by any other person.

                                                                   PERCENTAGE OF
                                               NUMBER OF               SHARES
                                                 SHARES             BENEFICIALLY
               NAME OF BENEFICIAL OWNER     BENEFICIALLY OWNED         OWNED
               ------------------------     ------------------     -------------
               Donal R. Myrick                  2,500,000               13%
               All directors and officers       2,500,000               13%

               Crystal Overseas Trading, Inc.   1,200,000               6.5%
               (1)
               Shirley  House-50  Shirley
               Street,  PO  Box  N-7755,
               Nassau,  Bahamas

               Private Investment Company       1,250,000               6.7%
               Ltd., (2)
               Gretton  House-Duke  Street
               PO  Box  65
               Grand Turk, Turk & Caicos
               Islands, British West Indies

               Seloz Gestion & Finance SA (3)   1,250,000               6.7%
               1  Rue  Hugo-de-Senger
               1211  Geneva  4
               Switzerland

(1) the beneficial owner and control person of Crystal Overseas Trading, Inc. is Daniele Cimmino.

(2) the beneficial owner and control person of Private Investment Company Ltd. Is the estate of Martin Christen.

(3) the beneficial owner and control person of Seloz Gestion & Finance SA Is Rene Belser.





PART  I  - ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The names of our executive officers and directors, their ages as of June 3, 2003, and the positions currently held by each are as follows:

NAME                        AGE     POSITION
----                        ---     --------
Donal  R. Myrick             64     Chief Executive Officer, Chairman of the
                                    Board of  Directors
Donald  L.  Garrison         56     Vice  President,  Chief  Operating Officer
William  H.  Ham,  Jr.       54     Vice  President
Nancy  Chadderdon  Gontarek  47     Chief  Financial  Officer

Harold  Dwain  Brannon       42     Director
Dyron  M.  Watford           27     Director

BIOS  OF  EXECUTIVE  OFFICERS

     DONAL R. MYRICK. Mr. Myrick, our CEO and Chairman of the Board of Directors, founded Spectrum Sciences & Software, Inc. in 1982, Mr. Myrick has been the chief executive officer of Spectrum since 1982. Mr. Myrick has over 30 years of relevant technical and managerial experience in military operations research, hazard analysis, range planning, range safety, weapon systems analysis, weapon performance and analysis, threat definition, engagement analysis, and the development and application of large scale computer simulations. In his professional career, Mr. Myrick has participated in a broad range of major programs ranging from the XB-70 Project (while a research engineer at North American Aviation from 1963 to 1965), the Saturn, Apollo and Skylab and Lunar Landing projects (while a research engineer at Teledyne-Brown Engineering Company from 1965 to 1974), and to the design and operation of major national training ranges, to numerous weapon systems design, development and test programs. In the past few years, Mr. Myrick led a team of analysts and programmers in a successful multi-year program to develop hazard assessment methodologies and supporting data bases which have become the core of the Air Force Range Planning Program. Mr. Myrick is also the sole shareholder of the following three inactive non publicly reporting companies: Spectrum Manufacturing, Inc; Spectrum Equipment and Transport Company; and Apogee Financial, Inc. Mr. Myrick earned a B.S. degree in Mathematics in 1960 and a M.S. degree in Mathematics in 1962, both from Texas Technological College. Mr. Myrick also taught mathematics at Texas Technological College (from 1960 to
1963), has published many technical articles, and has presented papers at both national and international forums. Mr. Myrick has signed a three year employment agreement to serve as president of Spectrum that will take effect upon Spectrum becoming a publicly reporting company under the 1934 Act, as amended (which is 60 days after the date this registration statement was first filed with the U.S. Securities and Exchange Commission) or upon the first day of trading for Spectrum on the Over the Counter Bulletin Board (the "OTCBB").

     DONALD L. GARRISON. Mr. Garrison has been the Chief Operating Officer of Spectrum Sciences & Software, Inc. since November 2002. From 1986 to 2002 Mr.
Garrison was the Vice President of Spectrum Sciences & Software, Inc. Mr. Garrison earned a B.S. degree in Electrical Engineering from the United States Air Force Academy in 1969, and he earned a M.S. degree in Electrical Engineering from Oklahoma State University in 1976.

     WILLIAM H. HAM, JR. Mr. Ham has been the Vice President in charge of Range Systems Operations and Maintenance for Spectrum Sciences & Software, Inc. since August, 1999. Mr. Ham is responsible for all contracts including personnel, budgeting, performance contracts, sub contracts and proposals. From 1991 to 1999 Mr. Ham was a senior scientist with Spectrum Sciences & Software, Inc. Mr. Ham earned a B.S. degree in Electrical Engineering from the United States Air Force Academy in 1970. He earned a Certificate in Airspace Planning from the Federal Aviation Administration in 1978.

     NANCY CHADDERDON GONTAREK. Ms. Gontarek has been the Chief Financial Officer of Spectrum Sciences & Software, Inc. since November, 2002. From November, 2000 to November 2002, Ms. Gontarek was the controller of Spectrum Sciences & Software, Inc. From 1995 to 2000, Ms. Gontarek was the controller for Nugget Oil, Inc. located in Crestview, Florida. Ms. Gontarek earned a B.A. degree from State University of New York at Fredonia, New York, and she earned an M.B.A. from George Washington University in Washington, DC in 1982.

     HAROLD DWAIN BRANNON. Mr. Brannon has been a director since July, 2002. From 1998 to the present Mr. Brannon has been the president and owner of Brannon Capital, a consulting firm. From 2000 to the present Mr. Brannon has been president of LiquidGolf, an online golf equipment retailer. From 1996 to 1998 Mr. Brannon was a salesman for MarketShare, Inc., an advertising company. Mr. Brannon earned an A.A. degree in Marketing and Merchandising from Spartanburg Methodist College in 1981.

     DYRON M. WATFORD. Mr. Watford has been a director since July 2002. Since January 2002, Mr. Watford has been the founder and a director and principal accounting officer of Universal Tanning Ventures, Inc. Universal Tanning owns and operates a single indoor tanning salon business. Universal Tanning is a publicly reporting company. Since May 2001, Mr. Watford has been the sole officer and director of Frontier Educational Systems, Inc., of which he is the founder and sole stockholder. Frontier Educational Systems is a development stage company that intends to provide online tutoring services to the secondary educational market. Since August 2000, Mr. Watford has served as the president, sole stockholder and director of Sirus Capital Corp, Inc., a consulting company providing financial services to existing and emerging private and public companies. From December 1998 to August 2000, Mr. Watford was an auditor for Arthur Andersen, LLP. From 1997 to 1998, Mr. Watford worked at the Certified Public Accounting firm of DeArrigoitia & Company as a staff accountant. Mr. Watford earned a B.S. degree in Accounting from Florida Southern College in 1997 and an M.B.A. from the University of Central Florida in December 1998. Mr. Watford is a certified public accountant.

DIRECTORS'  COMPENSATION

     Currently there is no compensation package for our board. We expect to create a compensation package for our board members during the next 12 months.

     We currently do not have any employee stock option or other incentive plans.

BOARD  OF  DIRECTORS  AND  COMMITTEES

     The directors are elected to one-year terms. Each director holds office until the expiration of the director's term, until the director's successor has been duly elected and qualified or until the earlier of such director's resignation, removal or death. Our board of directors does not have an audit or any other committee.

                    PART I - ITEM 6.  EXECUTIVE COMPENSATION

     The following table sets forth the cash and non-cash compensation paid or incurred on our behalf to our chief executive officer and each of the four other most highly compensated employee executive officers, or the named executive officers, that earned more than $50,000 during the last three fiscal years:

                      SUMMARY COMPENSATION TABLE

                                               Annual Compensation
                                          ----------------------------
                               Fiscal                 Other Annual
Name and Principal Position     Year      Salary ($)  Compensation ($)
                                ----      ----------  ----------------
Donal R. Myrick, CEO, Chairman
 of the Board of Directors * .  2002      99,996                 0
                                2001      91,998                 0
                                2000      36,005                 0

Donald L. Garrison, COO. . . .  2002      82,014                 0
                                2001      82,014                 0
                                2000      82,014                 0

William H. Ham, Jr., VP. . . .  2002      60,984                 0
                                2001      71,701                 0
                                2000      72,080                 0

Nancy Chadderdon Gontarek, CFO  2002      65,000                 0
                                2001      65,000                 0
                                2000       4,865                 0


* Mr. Myrick has signed a three year employment agreement to serve as president of Spectrum that will take effect upon Spectrum becoming a publicly reporting company under the 1934 Act, as amended (which is 60 days after the date this registration statement was first filed with the U.S. Securities and Exchange Commission) or upon the first day of trading for Spectrum on the Over the Counter Bulletin Board (the "OTCBB"). Mr. Myrick's compensation pursuant to this employment agreement will be $10,000 per month.

STOCK  OPTION  GRANTS

     There were no individual grants of stock options to any Executive Officers during the fiscal years ended December 31, 2002, 2001 or 2000.

PART  I  -  ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS
                      DIRECTORS / MERGER/ EQUITY CONVERSION

     Donal R. Myrick is the sole shareholder of two corporations that are without operations, Spectrum Manufacturing, Inc. and Spectrum Equipment & Transport Co.

     On December 28, 2001, the Company entered into a consulting agreement with Harold Dwain Brannon, one of the Company's directors. Mr. Brannon agreed to provide corporate counseling services for an initial term of one year and for an initial fee of $25,000, plus expenses.

     On June 20, 2002, the Company was advanced $500,000 from Brannon Capital, Inc. The repayment of this advance was due December 20, 2002. The Company has now agreed to repay this loan including costs, for a total payment of $540,144. The beneficial owner of Brannon Capital, Inc. is Harold Dwain Brannon, a director of the Company.

     Kay Dean Ham, the wife of our vice president William H. Ham, has made two short term unsecured loans to Spectrum Sciences & Software, Inc. A loan of $75,000 was made on March 12, 2002. This loan was repaid with interest paid of $750. A Loan of $65,000 was made on July 19, 2002. This loan was repaid with interest paid of $925.

     Donal R. Myrick, our president and CEO loaned Spectrum Sciences & Software, Inc. $20,000 in October, 2002. This advance was made as convertible promissory note due on June 30, 2003, bearing 6% interest per year. This loan can be converted into common stock at a price of $1.00.

     On March 3, 2003, we issued 50,000 shares of our common stock to Jackson Steinem, Inc. for consulting services related to the filing of our registration statement. The beneficial owner of Jackson Steinem, Inc. is Adam S. Gottbetter of Gottbetter & Partners, LLP, our legal counsel. This stock issuance was valued at $5,000 or $.10 per share.


                   PART I - ITEM 8.  DESCRIPTION OF SECURITIES

DESCRIPTION  OF  SECURITIES

     Our authorized capital stock currently consists of 80,000,000 shares of Common Stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.0001 per share, the rights and preferences of which may be established from time to time by our Board of Directors. There are 18,844,000 shares of our common stock issued and outstanding, and no other securities, including without limitation any preferred stock, convertible securities, options, warrants, promissory notes or debentures outstanding.

     The description of our securities contained herein is a summary only and may be exclusive of certain information that may be important to you. For more complete information, you should read our Certificate of Incorporation and its restatements, together with our corporate bylaws.

                                  COMMON STOCK

     Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends ratably, if any, as may be declared from time to time by our board of directors out of funds legally available therefor.

     Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably, our net assets available after the payment of:

     a. all secured liabilities, including any then outstanding secured debt securities which we may have issued as of such time;

     b. all unsecured liabilities, including any then unsecured outstanding secured debt securities which we may have issued as of such time; and

     c.   all  liquidation  preferences on any then outstanding preferred stock.

     Holders of our common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

                                 PREFERRED STOCK

     Our board of directors is authorized, without further stockholder approval, to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, and to fix the number of shares constituting any series and the designations of these series. These shares may have rights senior to our common stock. The issuance of preferred stock may have the effect of delaying or preventing a change in control of us. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. At present, we have no plans to issue any shares of our preferred stock.

                           DELAWARE ANTI-TAKEOVER LAW

     If we close an initial public offering of our securities, and become listed on a national stock exchange or the NASDAQ Stock Market or have a class of voting stock held by more than 2000 record holders, we will be governed by the provisions of Section 203 of the General Corporation Law of Delaware. In general, such law prohibits a Delaware public corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless it is approved in a prescribed manner.

     As a result of Section 203 of the General Corporation Law of Delaware, potential acquirers may be discouraged from attempting to effect acquisition transactions with us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

DIVIDENDS

     We have not declared any dividends since inception, and have no present intention of paying any cash dividends on our shares in the foreseeable future. The payment of dividends, if any, in the future, rests within the discretion of our board of directors and will depend, among other things, upon our earnings, our capital requirements and our financial condition, as well as other relevant facts.

TRANSFER  AGENT  AND  REGISTRAR

     The transfer agent for our common stock is Signature Stock Transfer, Inc., 14675 Midway Road, Suite 121 Addison, TX 75001 and its telephone number is
(972)  788-4193.

   PART II - ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Our common stock has traded on the Electronic Pink Sheets as a non-reporting company since 2000 under the symbol SIVY, until April 2003 when the symbol was changed to SPSC. Trading volume has historically been negligible. The high and low bid prices at the close of each fiscal quarter for the past 13 quarters are as follows:

                                                         BID
                                                         ---
                                                     HIGH   LOW
                                                     -----  ----
March 31, 2000 . . . . . . . . . . . . . . . . . .    .50    .10
June 30, 2000. . . . . . . . . . . . . . . . . . .    .50    .25
September 30, 2000 . . . . . . . . . . . . . . . .    .375   .375
December 31, 2000. . . . . . . . . . . . . . . . .   4.75    .375

March 31, 2001 . . . . . . . . . . . . . . . . . .   1.125   .55
June 30, 2001. . . . . . . . . . . . . . . . . . .   3.00    .375
September 30, 2001 . . . . . . . . . . . . . . . .    .51    .25
December 31, 2001. . . . . . . . . . . . . . . . .    .25    .15

March 31, 2002 . . . . . . . . . . . . . . . . . .    .15    .15
June 30, 2002. . . . . . . . . . . . . . . . . . .    .15    .15
September 30, 2002 . . . . . . . . . . . . . . . .   1.50    .15
December 31, 2002. . . . . . . . . . . . . . . . .   2.00   1.30

March 31, 2003 . . . . . . . . . . . . . . . . . .   2.10   1.30

Source:  Pink  Sheets,  LLC

     These quotations represent prices between dealers and do not include retail markup, markdown, or commission. They do not represent actual transactions and have not been adjusted for stock dividends or splits. Further these trading records are for Silva Bay International, Inc. and predate Silva Bay
International,  Inc.  acquiring  Spectrum  Sciences  &  Software,  Inc.

     As of June 3, 2003, there were approximately 36 shareholders of record of the Company's common stock. On April 9, 2003, the Company effectuated a two for one forward split of its common stock.

     The Company has not paid any cash dividends for the past three fiscal years or during the interim period presented and has no intention to pay a dividend.


                      PART II - ITEM 2.  LEGAL PROCEEDINGS

     On January 13, 2003, The Trident Company obtained a default judgment in the District Court of Tulsa County, State of Oklahoma, Case No. CJ-2003-1787, against Spectrum Sciences & Software, Inc. and Spectrum Manufacturing, Inc. in the amount of approximately $143,229.86.

     On April 21, 2003, the United States Internal Revenue Service obtained a lien against any and all of Spectrum's assets in the amount $173,041.01.
Spectrum  has  entered  into  a  payment  arrangement  with  the  IRS.

     We currently have a debt to Washington Group, International of approximately $353,000. We are attempting resolve this debt.

     In December, 2002, three Spectrum employees each filed complaints for violation of civil rights, discrimination, harassment, hostile work environment and retaliation in the United States District Court, District of Arizona. The Case numbers for these complaints are: CIV '02 2621 PHX MHM; CIV '02 2619 PHX DKD; and CIV '02 2620 PHX FJM. In January, 2003, Spectrum filed answers to all three complaints, denying all allegations of wrongdoing. Spectrum does not know what the outcome of this litigation will be.

     Spectrum  is  not  aware  of  any  other  pending or threatened litigation.


        PART II - ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The auditor for the Company prior to the April 2, 2003 acquisition of Spectrum Sciences & Software, Inc. was Richard M. Prinzi, Jr., CPA. The auditor of the acquired company, Spectrum Sciences & Software, Inc., is Tedder, James, Worden & Associates, P.A. Going forward after the merger of April 3, 2003, the Company's auditor will be Tedder, James, Worden & Associates, P.A.


           PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     On June 20, 2002, the Company borrowed $500,000 from Brannon Capital, Inc. The repayment of this advance was due December 20, 2002. The Company has now agreed to repay this loan including costs, for a total payment of $540,144. The beneficial owner of Brannon Capital, Inc. is Harold Dwain Brannon, a director of the Company.

     Kay Dean Ham, the wife of our CCO William H. Ham, has made two short term unsecured loans to Spectrum Sciences & Software, Inc. A loan of $75,000 was made on March 12, 2002. This loan was repaid with interest paid of $750. A
Loan of $65,000 was made on July 19, 2002. This loan was repaid with interest paid of $925.

     Donal R. Myrick, our president and CEO loaned Spectrum Sciences & Software, Inc. $20,000 in October, 2002. This advance was made as convertible promissory note due on June 30, 2003, bearing 6% interest per year. This loan can be converted into common stock at a price of $1.00.

     On  March 3, 2003, the Company issued 50,000 shares of common stock to Adam
S. Gottbetter of Gottbetter & Partners, LLP, our legal counsel. This stock issuance was in exchange for legal advice for the Company, valued at $5,000 or $.10 per share. The sales were a private transaction without registration in reliance on the exemption provided by Rule 701 of the Securities Act of 1933, as amended.

     On April 2, 2003, the Company issued 1,250,000 shares of common stock to Donal R. Myrick in exchange for Mr. Myrick's 600 shares of Spectrum Sciences & Software, Inc., which were all of the issued and outstanding shares of Spectrum Sciences & Software, Inc. This transaction was part of the merger in which the Company acquired all of the assets of Spectrum Sciences & Software, Inc.

     Note, on April 9, 2003, the Company effectuated a two for one forward split of its common stock.


          PART II - ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our amended and restated certificate of incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the Delaware General Corporation Law, or the DGCL. The effect of this provision is to eliminate our rights, and our stockholders' rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our amended and restated certificate of incorporation provides that, if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. Our amended and restated certificate of incorporation also includes provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the DGCL. We have entered into an indemnification agreement with each of our directors which requires us, among other things, to indemnify them against certain liabilities which may arise by reason of his status or service as a director (other than liabilities arising from willful misconduct of a culpable nature). We also intend to maintain director and officer liability insurance, if available on reasonable terms.

                                       INDEX TO FINANCIAL STATEMENTS

                                SPECTRUM SCIENCES & SOFTWARE HOLDINGS CORP.


SPECTRUM SCIENCES & SOFTWARE HOLDINGS CORP.  UNAUDITED PRO FORMA
COMBINED FINANCIAL STATEMENTS
     Introduction to Unaudited Pro Forma Combined Financial Statements . . . . . . . . . . . . . . . . .  F-1
     Unaudited Pro Forma Balance Sheet as of December 31, 2002 . . . . . . . . . . . . . . . . . . . . .  F-2
     Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2002 . . . . .  F-3
     Unaudited Pro Forma Balance Sheet as of March 31, 2003. . . . . . . . . . . . . . . . . . . . . . .  F-5
     Unaudited Pro Forma Combined Statement of Operations for the three months ended March 31, 2003. . .  F-6


SILVA BAY INTERNATIONAL, INC.
     Independent Auditors' Report. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-8
     Balance Sheet as of December 31, 2002 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-9
     Statement of Operations for the year ended December 31, 2002. . . . . . . . . . . . . . . . . . . .  F-10
     Statement of Stockholders' Deficit for the year ended December 31, 2002 . . . . . . . . . . . . . .  F-11
     Statement of Cash Flows for the year ended December 31, 2002. . . . . . . . . . . . . . . . . . . .  F-12
     Notes to Consolidated Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-13


SPECTRUM SCIENCES & SOFTWARE, INC.
     Independent Auditors' Report. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-17
     Balance Sheets as of December 31, 2002 and March 31, 2003 (unaudited) . . . . . . . . . . . . . . .  F-18
     Statement of Operations for the year ended December 31, 2002 and the three months ended March 31,
          2003 (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-19
     Statement of Shareholders' Deficit for the year ended December 31, 2002 and the three months ended
          March 31, 2003 (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-20
     Statement of Cash Flows for the year ended December 31, 2002 and the three months ended March 31,
          2003 (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-21
     Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-22


        INTRODUCTION TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
        -----------------------------------------------------------------


The following Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2002 for Silva Bay International, Inc. and Subsidiary and the year ended December 31, 2002 for Spectrum Sciences & Software, Inc. The Unaudited Pro Forma Balance Sheet presents the consolidated financial position of Silva Bay International, Inc. and Subsidiary as of December 31, 2002 assuming that the merger had occurred as of January 1, 2002. Such pro forma information is based upon the historical balance sheet data of Silva Bay International, Inc. and Subsidiary as of that date. The Unaudited Pro Forma Statement of Operations gives effect to the combined operations for the year ended December 31, 2002 for Silva Bay International, Inc. and Subsidiary, which includes the results of Spectrum Sciences & Software, Inc. for the year ended December 31, 2002.

The Unaudited Pro Forma Financial Information has been prepared by the Company based on the historical consolidated financial statements of Silva Bay
International, Inc. and Subsidiary which are included elsewhere in this registration statement. The Unaudited Pro Forma Financial Information is presented for illustrative purposes only and does not purport to indicate the results that would have been obtained if the transactions had occurred on the dates indicated or to project those that will be realized in the future. These Unaudited Pro Forma Financial Statements should be read in conjunction with the historical consolidated financial statements of Silva Bay International, Inc. and the financial statements of Spectrum Sciences & Software, Inc. included elsewhere in this registration statement.

                                 SPECTRUM  SCIENCES  &  SOFTWARE  HOLDINGS  CORP.
                               UNAUDITED  PRO  FORMA  CONSOLIDATED  BALANCE  SHEET
                                               DECEMBER  31,  2002

                                                             HISTORICAL                               PRO FORMA
                                                 ---------------------------------                 ----------------
                                                    SILVA BAY          SPECTRUM
                                                  INTERNATIONAL,      SCIENCES &
                                                       INC.          SOFTWARE, INC.
                  ASSETS                           (SUCCESSOR)       (PREDECESSOR)   ADJUSTMENTS    AS ADJUSTED
                 --------                        ----------------  -------------------------------  ----------------
Current Assets:
  Cash and cash equivalents . . . . . . . . . .  $         8,877   $       633,909   $          -  $    642,786
  Receivables . . . . . . . . . . . . . . . . .                -         2,084,789              -     2,084,789
  Inventories . . . . . . . . . . . . . . . . .                -           291,344              -       291,344
  Prepaid expenses and other current assets . .                -             8,993              -         8,993

    Total current assets. . . . . . . . . . . .            8,777         3,019,035              -     3,027,912

  Property, plant, and equipment, net . . . . .                -         2,071,948              -     2,071,948
  Cash surrender value of life insurance. . . .                -            19,701              -        19,701
  Other assets. . . . . . . . . . . . . . . . .                -            17,024              -        17,024
                                                 ----------------  -------------------------------  ----------------
    Total assets. . . . . . . . . . . . . . . .  $         8,777   $     5,127,708   $          -  $  5,136,585
                                                 ================  ===============================  ================

    LIABILITIES AND STOCKHOLDERS' DEFICIT
   ---------------------------------------

Current liabilities:
  Accounts payable. . . . . . . . . . . . . . .  $             -   $     1,413,229   $          -  $  1,413,229
  Accrued expenses. . . . . . . . . . . . . . .           16,686           940,406              -       957,092
  Contract deposits . . . . . . . . . . . . . .                -           173,936              -       173,936
  Bank lines of credit. . . . . . . . . . . . .                -         1,201,111              -     1,201,111
  Current portion of long-term debt . . . . . .                -         1,975,591              -     1,975,591
  Due to related parties. . . . . . . . . . . .                -           568,870              -       568,870
                                                 ----------------  -------------------------------  ----------------

    Total current liabilities . . . . . . . . .                -         6,273,143              -     6,289,829

  Long-term debt, less current portion. . . . .          135,000            30,122              -       165,122
                                                 ----------------  -------------------------------  ----------------
    Total liabilities . . . . . . . . . . . . .                -         6,303,265              -     6,454,951

Stockholders' equity
  Common stock. . . . . . . . . . . . . . . . .              812               600              -    (a)  1,412
  Additional paid in capital. . . . . . . . . .           88,638                 -              -        88,638
  Accumulated deficit . . . . . . . . . . . . .         (232,259)       (1,176,157)             -    (1,408,416)
                                                 ----------------  -------------------------------  ----------------
    Total stockholders' deficit . . . . . . . .            8,877        (1,175,557)             -    (1,318,366)
                                                 ----------------  -------------------------------  ----------------
    Total liabilities and stockholders' deficit  $         8,877   $     5,127,708   $          -  $  5,136,585
                                                 ================  ===============================  ================


                 See accompanying notes to unaudited pro forma consolidated financial statements.

                                      SPECTRUM  SCIENCES  &  SOFTWARE  HOLDINGS  CORP.
                                 UNAUDITED  PRO  FORMA  COMBINED  STATEMENT  OF  OPERATIONS
                                         FOR  THE  YEAR  ENDED  DECEMBER  31,  2002


                                                                                                   SPECTRUM
                                                                                   SILVA BAY      SCIENCES &
                                                                                 INTERNATIONAL,  SOFTWARE, INC.    PRO FORMA
                                                                                      INC.        YEAR ENDED       COMBINED
                                                                                  (SUC CESSOR)   (PREDECESSOR)    AS ADJUSTED
                                                                                  -------------  --------------  -------------
Revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $          -   $  12,261,630   $ 12,261,630
Cost of revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             -     (11,875,499)   (11,875,499)
                                                                                  -------------  --------------  -------------
    Gross profit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             -         386,131        386,131

Operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (129,720)       (464,987)      (594,707)
                                                                                  -------------  --------------  -------------

    Loss from operations . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (129,720)        (78,856)      (208,576)
                                                                                  -------------  --------------  -------------

Non-operating income (expense), net. . . . . . . . . . . . . . . . . . . . . . .             -         (33,554)       (33,554)

    Loss from continuing operations. . . . . . . . . . . . . . . . . . . . . . .      (129,720)       (112,410)      (242,130)

Discontinued operations:

  Loss on disposal of yacht manufacturing segment. . . . . . . . . . . . . . . .             -        (407,250)      (407,250)
                                                                                  -------------  --------------  -------------

    Income (loss) before cumulative effect of accounting change. . . . . . . . .      (129,720)       (519,660)      (649,380)


  Cumulative effect of accounting change for SFAS No. 142. . . . . . . . . . . .             -         (91,022)       (91,022)
                                                                                  -------------  --------------  -------------

    Net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   (129,720)  $    (610,682)  $   (740,402)
                                                                                  =============  ==============  =============

Weighted average common shares outstanding
Basic and diluted. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     8,122,000             600      9,372,000
                                                                                  =============  ==============  =============

Earnings per share:
  Basic and diluted. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $      (0.02)  $    (1017.80)  $      (0.08)
                                                                                  =============  ==============  =============

                      See accompanying notes to unaudited pro forma consolidated financial statements.


                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS

                 AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2002



Offering  Adjustments

Statement  of  operations  adjustments:

(a)     Reflects  the  issuance  of  1,250,000  shares  of common stock to Donal
Myrick for the purchase of Spectrum Sciences & Software, Inc., a Florida S Corporation.

                               SPECTRUM  SCIENCES  &  SOFTWARE  HOLDINGS  CORP.
                             UNAUDITED  PRO  FORMA  CONSOLIDATED  BALANCE  SHEET
                                               MARCH  31,  2003

                                                             HISTORICAL                               PRO FORMA
                                                 ---------------------------------                 ----------------
                                                    SILVA BAY          SPECTRUM
                                                  INTERNATIONAL,      SCIENCES &
                                                       INC.         SOFTWARE, INC.
                  ASSETS                           (SUCCESSOR)      (PREDECESSOR)    ADJUSTMENTS    AS ADJUSTED
                 --------                        ----------------  -------------------------------  ----------------
Current Assets:
  Cash and cash equivalents . . . . . . . . . .  $         7,986   $       228,595   $          -  $    236,581
  Receivables . . . . . . . . . . . . . . . . .                -         2,161,793              -     2,161,793
  Inventories . . . . . . . . . . . . . . . . .                -           225,035              -       225,035
  Prepaid expenses and other current assets . .                -            84,351              -        84,351
                                                 ----------------  -------------------------------  ----------------
    Total current assets. . . . . . . . . . . .            7,986         2,669,774              -     2,707,760

  Property, plant, and equipment, net . . . . .                -         2,064,070              -     2,064,070
  Cash surrender value of life insurance. . . .                -            19,701              -        19,701
  Other assets. . . . . . . . . . . . . . . . .                -            15,579              -        15,579
                                                 ----------------  -------------------------------  ----------------
    Total assets. . . . . . . . . . . . . . . .  $         7,986   $     4,799,124   $          -  $  4,807,110
                                                 ================  ===============================  ================

     LIABILITIES AND STOCKHOLDERS' DEFICIT
    ---------------------------------------

Current liabilities:
  Accounts payable. . . . . . . . . . . . . . .  $             -   $     1,351,127   $          -  $  1,351,127
  Accrued expenses. . . . . . . . . . . . . . .           18,711           828,612              -       847,323
  Contract deposits . . . . . . . . . . . . . .                -           171,859              -       171,859
  Current portion of long-term debt . . . . . .                -         3,032,376              -     3,032,376
  Due to related parties. . . . . . . . . . . .                -           532,201              -       532,201
                                                 ----------------  -------------------------------  ----------------
    Total current liabilities . . . . . . . . .                -         5,916,175              -     5,934,886

  Long-term debt, less current portion. . . . .          135,000            23,857              -       158,857
                                                 ----------------  -------------------------------  ----------------

    Total liabilities . . . . . . . . . . . . .                -         5,940,032              -     5,940,032

Stockholders' equity
  Common stock. . . . . . . . . . . . . . . . .              812               600              -    (a)  1,412
  Additional paid in capital. . . . . . . . . .           88,638                 -              -        88,638
  Accumulated deficit . . . . . . . . . . . . .         (235,175)       (1,141,508)             -    (1,357,972)
                                                 ----------------  -------------------------------  ----------------
    Total stockholders' deficit . . . . . . . .            7,986        (1,140,908)             -    (1,132,922)
                                                 ----------------  -------------------------------  ----------------

    Total liabilities and stockholders' deficit  $         7,986   $     4,799,124   $          -  $  4,807,110
                                                 ================  ===============================  ================


                 See accompanying notes to unaudited pro forma consolidated financial statements.

                      SPECTRUM  SCIENCES  &  SOFTWARE  HOLDINGS  CORP.
                 UNAUDITED  PRO  FORMA  COMBINED  STATEMENT  OF  OPERATIONS
                      FOR  THE  THREE  MONTHS  ENDED  MARCH  31,  2003


                                                        HISTORICAL                 PRO FORMA
                                            ---------------------------------  ----------------
                                                                  SPECTRUM
                                               SILVA BAY         SCIENCES &
                                             INTERNATIONAL,    SOFTWARE, INC.     PRO FORMA
                                                  INC.           YEAR ENDED       COMBINED
                                              (SUCCESSOR)      (PREDECESSOR)     AS ADJUSTED
                                            ----------------  ----------------  -------------
Revenues . . . . . . . . . . . . . . . . .  $             -   $     3,273,029   $  3,273,029
Cost of revenues . . . . . . . . . . . . .                -        (3,090,799)    (3,090,799)
                                            ----------------  ----------------  -------------
    Gross profit . . . . . . . . . . . . .                -           182,230        182,230

Operating expenses . . . . . . . . . . . .           (2,916)         (124,932)      (127,848)
                                            ----------------  ----------------  -------------

    Income (Loss) from operations. . . . .           (2,916)           57,298         54,382
                                            ----------------  ----------------  -------------

Non-operating income (expense), net. . . .                -           (22,649)       (22,649)
                                            ----------------  ----------------  -------------


    Net loss . . . . . . . . . . . . . . .  $        (2,916)  $        34,649   $     31,733
                                            ================  ================  =============

Weighted average common shares outstanding
Basic and diluted. . . . . . . . . . . . .        8,122,000               600      9,372,000
                                            ================  ================  =============

Earnings per share:
  Basic and diluted. . . . . . . . . . . .  $          0.00   $         57.75   $       0.00
                                            ================  ================  =============

       See accompanying notes to unaudited pro forma consolidated financial statements.


                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS

               AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2003



Offering  Adjustments

Statement  of  operations  adjustments:

(a)     Reflects  the  issuance  of  1,250,000  shares  of common stock to Donal
Myrick for the purchase of Spectrum Sciences & Software, Inc., a Florida S Corporation.

                             RICHARD M. PRINZI, JR.
                           Certified Public Accountant
                                 8403 7th Avenue
                               Brooklyn, NY 11228
                              Phone (718) 748-2300


INDEPENDENT  ACCOUNTANT'S  AUDIT  REPORT
----------------------------------------

To  the  Board  of  directors  of  Silva  Bay  International,  Inc.

I have audited the accompanying Balance Sheets of Silva Bay International, Inc. (A Development Stage Company) as of December 31, 2002 & 2001, and the related Statements of Operations, Change in Stockholders' Equity and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silva Bay International, Inc. (A Development Stage Company) as of December 31, 2002 & 2001, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in note #3 to the financial statements, the Company has no operations and has no established source of revenue. Also, the Company has incurred recurring losses from operations and has a net capital deficiency. These factors, and the need for additional financing in order for the Company to meet its business plans, raise substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Brooklyn,  NY
May  30,  2003

                          SILVA BAY INTERNATIONAL, INC
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001


                                                     2002        2001
                                                  ----------  ----------
ASSETS
------

Current Assets:
    Cash . . . . . . . . . . . . . . . . . . . .  $   8,877   $  30,012
    Cash Held in Escrow. . . . . . . . . . . . .          -     100,000
    Organization Costs . . . . . . . . . . . . .        350         350
    Accumulated Amortization-Organization Costs.       (350)       (350)
                                                  ----------  ----------

      Total Current Assets . . . . . . . . . . .      8,877     130,012
                                                  ----------  ----------

      Total Assets . . . . . . . . . . . . . . .  $   8,877   $ 130,012
                                                  ==========  ==========



LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Long Term Liabilities:
    Due to Shareholder . . . . . . . . . . . . .  $ 135,000   $ 135,000
    Accrued Interest . . . . . . . . . . . . . .     16,686       8,100
                                                  ----------  ----------

      Total Long Term Liabilities. . . . . . . .    151,686     143,100
                                                  ----------  ----------

Stockholders' Equity
    Common Stock, $.0001 Par Value; 80,000,000
     Shares Authorized, 8,122,000 Shares Issued
     And Outstanding . . . . . . . . . . . . . .        812         812

Additional Paid-In Capital . . . . . . . . . . .     88,638      88,638
Deficit Accumulated During The Development Stage   (232,259)   (102,538)
                                                  ----------  ----------

      Total Stockholders' Equity . . . . . . . .   (142,809)    (13,088)
                                                  ----------  ----------

      Total Liabilities And Stockholders' Equity  $   8,877   $ 130,012
                                                  ==========  ==========


        See accountants' audit report and notes to financial statements.

                               SILVA BAY INTERNATIONAL, INC
                               (A DEVELOPMENT STAGE COMPANY)
                                  STATEMENTS OF OPERATIONS

                                      YEAR ENDED      YEAR ENDED       AUGUST 26, 1998
                                     DECEMBER 31,    DECEMBER 31,    (DATE OF INCEPTION)
                                         2002            2001        TO DECEMBER 31, 2002
                                    --------------  --------------  ----------------------
Income:
  Interest Income. . . . . . . . .  $           -   $           -   $                 925
                                    --------------  --------------  ----------------------

Expenses:
  Legal & Professional . . . . . .        119,909          51,388                 204,932
  Interest Expense . . . . . . . .          8,586           8,100                  16,686
  Stock Transfer Fees. . . . . . .            908             357                   2,616
  Office . . . . . . . . . . . . .            192             230                   7,471
  Amortization . . . . . . . . . .              -             245                     350
  Bank Charges . . . . . . . . . .            125             155                     360
  Taxes. . . . . . . . . . . . . .              -             770                     770
                                    --------------  --------------  ----------------------

     Total Expenses. . . . . . . .        129,720          61,245                 233,184
                                    --------------  --------------  ----------------------

Net Deficit. . . . . . . . . . . .  $    (129,720)  $     (61,245)  $            (232,259)
                                    ==============  ==============  ======================

Net Deficit Per Common Share -
  Basic And Diluted. . . . . . . .  $     (0.0160)  $     (0.0075)  $             (0.0307)
                                    ==============  ==============  ======================

Weighted Average Common Shares
  Outstanding - Basic And Dilutive      8,122,000       8,122,000               7,576,500
                                    ==============  ==============  ======================


        See accountants' audit report and notes to financial statements.


                                        SILVA BAY INTERNATIONAL, INC
                                       (A DEVELOPMENT STAGE COMPANY)
                                STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                               FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                     COMMON STOCK
                                     -------------                   ADDITIONAL PAID  RETAINED
                                        SHARES           AMOUNT        -IN CAPITAL    EARNINGS     TOTAL
                                     -------------  -----------------  ------------  ----------  ----------
Balance, January 1, 2001. . . . . .     8,122,000   $            812   $     88,638  $ (41,293)  $  48,157

Net Deficit For The Year Ended 2001                                                    (61,245)    (61,245)
                                     -------------  -----------------  ------------  ----------  ----------

Balance, December 31, 2001. . . . .     8,122,000                812         88,638   (102,538)    (13,088)

Net Deficit For The Year Ended 2002      (129,720)          (129,720)
                                     -------------  -----------------  ------------  ----------  ----------

Balances, December 31, 2002 . . . .     8,122,000   $            812   $     88,638  $(232,259)  $(142,809)
                                     =============  =================  ============  ==========  ==========



        See accountants' audit report and notes to financial statements.

                                   SILVA BAY INTERNATIONAL, INC
                                   (A DEVELOPMENT STAGE COMPANY)
                                      STATEMENTS OF CASH FLOWS


                                              YEAR ENDED      YEAR ENDED       AUGUST 26, 1998
                                             DECEMBER 31,    DECEMBER 31,    (DATE OF INCEPTION)
                                                 2002            2001        TO DECEMBER 31, 2002
                                            --------------  --------------  ----------------------
Cash Flows Provided By (Used In)
  Operating Activities:
    Net Deficit. . . . . . . . . . . . . .  $    (129,720)  $     (61,245)  $            (232,259)
    Amortization . . . . . . . . . . . . .              -             245                     350
  Adjustment To Reconcile Net Loss To Net
    Cash Used In Operating Activities:
    Accrued Interest . . . . . . . . . . .          8,586           8,100                  16,686
    Organization Costs . . . . . . . . . .              -               -                    (350)
                                            --------------  --------------  ----------------------

Net Cash Provided By (Used In)
  Operating Activities . . . . . . . . . .       (121,135)        (52,900)               (215,573)
                                            --------------  --------------  ----------------------

Cash Flows Provided By (Used In):
  Investing Activities:. . . . . . . . . .              -               -                       -
                                            --------------  --------------  ----------------------

Cash Flows Provided By (Used In):
  Financing Activities:
    Issuance of Common Stock . . . . . . .              -               -                  89,450
    Proceeds from a stockholder loan . . .              -         135,000                 135,000
                                            --------------  --------------  ----------------------

Cash Flows Provided By (Used In):
  Financing Activities:. . . . . . . . . .              -         135,000                 224,450
                                            --------------  --------------  ----------------------

Net Increase (Decrease) In Cash. . . . . .       (121,135)         82,100                   8,877

Cash, Beginning Of Period. . . . . . . . .        130,012          47,912                       -
                                            --------------  --------------  ----------------------

Cash, End Of Period. . . . . . . . . . . .  $       8,877   $     130,012   $               8,877
                                            ==============  ==============  ======================


        See accountants' audit report and notes to financial statements.

                          SILVA BAY INTERNATIONAL, INC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

NOTE  1  HISTORY  AND  ORGANIZATION  OF  THE  COMPANY
-------

Silva Bay International, Inc. (A Development Stage Company) ("The Company") was incorporated on August 26, 1998, under the laws of the State of Delaware. The Company has no operations and in accordance with SFAS #7 is considered to be in the development stage.

The Company had adopted a fiscal year end of July 31 at inception, however in March 2000 the Company changed its year end to December 31.

NOTE  2  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
-------

CASH  &  CASH  EQUIVALENTS
--------------------------
For the purpose of the statement of cash flows, cash equivalents include all highly liquid investments, with a maturity of three months or less.

BASIS  OF  FINANCIAL  STATEMENTS
--------------------------------

These financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

INCOME  TAXES
-------------

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No.109, for Income Taxes Under this method, deferred income taxes are determined based on differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, and are measured based on enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. No provision for income taxes is included in the statement due to its immaterial amount, net of the allowance account, based on the likelihood of the Company to utilize the loss carry-forward.

UTILIZATION  OF  ESTIMATES
--------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual  results  could  differ  from  those  estimates.

                          SILVA BAY INTERNATIONAL, INC
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
------

NET  INCOME  PER  COMMON  SHARE
-------------------------------

Net income (loss) per common share is computed based on the weighted average number of common shares outstanding and common stock equivalents, if not anti-dilutive. The Company has not issued any potentially dilutive common shares.

REVENUE  AND  COST  RECOGNITION
-------------------------------

The Company has no current source of revenue, therefore, the Company has not yet adopted any policy regarding the recognition of revenue or cost.

NOTE  3  GOING  CONCERN
-------

The Company's financial statements are prepared using the generally accepted accounting principles acceptable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing company.

The Company's activities to date have been supported by equity financing. As indicated in the accompanying balance sheet, at December 31, 2002, the Company had $8,877 in cash and $151,686 in liabilities. For the years ended December 31, 2002 and December 31, 2001, the Company had losses from operations of $129,720 and $61,245, respectively. The Company is in need of immediate additional financing or a strategic arrangement in order to continue its planned activities for the remainder of the current fiscal year. These factors, among others, indicate that the Company may be unable to continue operations as a going concern.

The Company's plans to deal with these uncertainties by reducing expenditures and raising additional capital or entering into a strategic arrangement with a third party. There can be no assurance that management's plans to reduce expenditures, raise capital or enter into a strategic arrangement can be realized. No adjustment has been made in the accompanying financial statements to the amounts and classification of assets and liabilities which could result should the Company be unable to continue as a going concern.

                          SILVA BAY INTERNATIONAL, INC
                          NOTES TO FINANCIAL STATEMENTS

NOTE  4  RELATED  PARTY  TRANSACTIONS
-------

The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

The Company was provided management consulting services by one of the shareholders during 2002. Expenses of $24,000 are reported in the accompanying financial statements as legal & professional fees.

In February of 2001 a cash advance totaling $135,000 was provided to the Company by one of its shareholders for operating purposes. The loan's repayment terms including interest of 6% per year is to be determined solely by the Company based on its ability to make payments. The Company, at this time, has no ability or plan to repay the loan and interest, Therefore, the entire loan and Interest amounts have been classified as long term. For the years ended December 31, 2002 and December 31, 2001, interest of $8,586 and $8,100 was accrued, respectively.


NOTE  5  WARRANTS  AND  OPTIONS
-------
There are no warrants or options outstanding to acquire additional shares of common or preferred stock.

NOTE  6  STOCKHOLDERS'  EQUITY
-------

On August 26, 1998, the Company issued 1,000,000 shares of its $.0001 par value common stock for cash of $2,250 to a director of the Company.

On December 10, 1998, the Company completed a private offering that was offered without registration under the Securities Act of 1933, as amended ("The Act"), in reliance upon the exemption from registration afforded by sections 4(2) and 3(b) of the Securities Act and regulation D promulgated thereunder. The Company sold 122,000 shares of common stock at a price of $.10 per share for a total amount raised of $12,200.

On July 31, 2000, the Company completed a private offering that was offered without registration under the Securities Act of 1933, as amended ("The Act"), in reliance upon the exemption from registration afforded by sections 4(2) and 3(b) of the Securities Act and regulation D promulgated thereunder. The Company sold 7,000,000 shares of common stock at a price of $.03 per share for a total amount raised of $210,000. After expenses of $135,000, the Company received a net amount of $75,000.

                          NOTES TO FINANCIAL STATEMENTS

NOTE  7  SUBSEQUENT  EVENTS:
-------

In April 2003, the Company acquired substantially all of the assets of Spectrum Sciences & Software, Inc. ("Spectrum"), a company whose assets were being used to operate as a defense contractor, and assumed certain liabilities in exchange for the issuance of 1,250,000 share of our common stock. Spectrum expects to expand on these initial operations by acquiring industry related entities in an effort to be a profitable, technology driven defense contractor, but also expects to reduce costs through economies of scales. Operating results with the asset acquisition have been included since that date. The acquisition of ATI was accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" ("SFAS 141"), which requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by our management, based on information available and on assumptions as to future operations.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To  the  Board  of  Directors  of
     Spectrum  Sciences  &  Software,  Inc.


We have audited the accompanying balance sheet of Spectrum Sciences & Software, Inc. (the "Company") as of December 31, 2002, and the related statements of operations, shareholder's deficit, and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spectrum Sciences & Software, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses from operations and has a net capital deficiency. These factors, and the need for additional financing in order for the Company to meet its business plans, raise substantial doubt about its ability to repay outstanding notes payable and continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 (h) to the financial statements, the Company changed its method of accounting for goodwill of January 1, 2002 as required by the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.



Orlando,  Florida
May  9,  2003

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                                  BALANCE SHEET


                                                          DECEMBER 31,    MARCH 31,
                         ASSETS                              2002           2003
                         ------                          --------------  -----------
                                                                         (UNAUDITED)
Current assets:
  Cash and cash equivalents . . . . . . . . . . . . . .  $     633,909      228,595
  Receivables . . . . . . . . . . . . . . . . . . . . .      2,084,789    2,161,793
  Inventories . . . . . . . . . . . . . . . . . . . . .        291,344      225,035
  Prepaid expenses. . . . . . . . . . . . . . . . . . .          8,993       84,351
                                                         --------------  -----------
    Total current assets. . . . . . . . . . . . . . . .      3,019,035    2,699,774

  Property, plant, and equipment, net . . . . . . . . .      2,071,948    2,064,070
  Cash surrender value of life insurance. . . . . . . .         19,701       19,701
  Other assets. . . . . . . . . . . . . . . . . . . . .         17,024       15,579
                                                         --------------  -----------
    Total assets. . . . . . . . . . . . . . . . . . . .  $   5,127,708    4,799,124
                                                         ==============  ===========

          LIABILITIES AND SHAREHOLDER'S DEFICIT
          -------------------------------------

Current liabilities:
  Accounts payable. . . . . . . . . . . . . . . . . . .  $   1,413,229    1,351,127
  Accrued expenses. . . . . . . . . . . . . . . . . . .        940,406      828,612
  Contract deposits . . . . . . . . . . . . . . . . . .        173,936      171,859
  Bank lines of credit. . . . . . . . . . . . . . . . .      1,201,111    1,092,516
  Current portion of long-term debt . . . . . . . . . .      1,975,591    1,939,860
  Due to related parties (Note 9) . . . . . . . . . . .        568,870      532,201
                                                         --------------  -----------
    Total current liabilities . . . . . . . . . . . . .      6,273,143    5,916,175

  Long-term debt, less current portion. . . . . . . . .         30,122       23,857
                                                         --------------  -----------
    Total liabilities . . . . . . . . . . . . . . . . .      6,303,265    5,940,032

Commitments and contingencies (Note 16)

Shareholder's deficit:
  Common stock, $1 par value; 1,000 shares authorized;
    600 shares issued and outstanding . . . . . . . . .            600          600
  Accumulated deficit . . . . . . . . . . . . . . . . .     (1,176,157)  (1,141,508)
                                                         --------------  -----------
    Total shareholder's deficit . . . . . . . . . . . .     (1,175,557)  (1,140,908)
                                                         --------------  -----------
    Total liabilities and shareholder's deficit . . . .  $   5,127,708    4,799,124
                                                         ==============  ===========


See  the  accompanying  notes  to  the  financial  statements

                                     SPECTRUM SCIENCES & SOFTWARE, INC.

                                          STATEMENTS OF OPERATIONS


                                                       YEARS ENDED DECEMBER 31,    THREE MONTHS ENDED MARCH 31,
                                                         2002          2001            2003          2002
                                                    -------------  -------------   ------------   -----------
(UNAUDITED)                                                                         (UNAUDITED)   (UNAUDITED)
Revenues . . . . . . . . . . . . . . . . . . . . .  $ 12,261,630     11,873,525      3,273,029     2,805,698

Cost of revenues . . . . . . . . . . . . . . . . .   (11,875,499)   (11,033,382)    (3,090,799)   (2,671,303)
                                                    -------------  -------------   ------------   -----------

    Gross profit . . . . . . . . . . . . . . . . .       386,131        840,143        182,230       134,395

Operating expenses . . . . . . . . . . . . . . . .      (464,987)      (428,541)      (124,932)     (123,709)
                                                   --------------  -------------   ------------   -----------

    Income (loss) from operations. . . . . . . . .       (78,856)       411,602         57,298        10,686

Non-operating expense, net . . . . . . . . . . . .       (33,554)      (179,187)       (22,649)      (45,093)
                                                   --------------  -------------   ------------   -----------

    Income (loss) from continuing operations . . .      (112,410)       232,415         34,649       (34,407)

Discontinued operations:
  Loss on disposal of yacht manufacturing segment.      (407,250)             -              -             -
                                                    -------------  ------------    ------------   -----------

    Income (loss) before cumulative effect of
      accounting change. . . . . . . . . . . . . .      (519,660)       232,415         34,649       (34,407)

  Cumulative effect of accounting change for
    SFAS No. 142 . . . . . . . . . . . . . . . . .       (91,022)             -              -       (91,022)
                                                    -------------  ------------    ------------   -----------

    Net income (loss). . . . . . . . . . . . . . .  $   (610,682)       232,415         34,649      (125,429)
                                                    =============  ============    ============   ===========

Weighted average shares outstanding:

  Basic and diluted. . . . . . . . . . . . . . . .           600            600            600           600
                                                    =============  ============    ============   ===========

Earnings (loss) per share:
  Basic and diluted. . . . . . . . . . . . . . . .  $  (1,017.80)        387.36          57.75       (209.05)
                                                    =============  ============    ============   ===========


See  the  accompanying  notes  to  the  financial  statements

                                        SPECTRUM SCIENCES & SOFTWARE, INC.

                                       STATEMENTS OF SHAREHOLDER'S DEFICIT

                               For the years ended December 31, 2002 and 2002 and
                                       Three months ended March 31, 2003
                                 (Three months ended March 31, 2003 unaudited)


                                                               COMMON STOCK
                                                        --------------------------  ACCUMULATED
                                                           SHARES        AMOUNT       DEFICIT       TOTAL
                                                        ------------  ------------  -----------  -----------
Balances at December 31, 2000, as previously reported.           600  $        600    (705,825)    (705,225)

Restatement (Note 12). . . . . . . . . . . . . . . . .             -             -     (92,065)     (92,065)
                                                        ------------  ------------  -----------  -----------

Balances at December 31, 2000, as restated . . . . . .           600           600    (797,890)    (797,290)

Net income . . . . . . . . . . . . . . . . . . . . . .             -             -     232,415      232,415
                                                        ------------  ------------  -----------  -----------

Balances at December 31, 2001. . . . . . . . . . . . .           600           600    (565,475)    (564,875)

Net loss . . . . . . . . . . . . . . . . . . . . . . .             -             -    (610,682)    (610,682)
                                                        ------------  ------------  -----------  -----------

Balances at December 31, 2002. . . . . . . . . . . . .           600           600  (1,176,157)  (1,175,557)

Net income (unaudited) . . . . . . . . . . . . . . . .             -             -      34,649       34,649
                                                        ------------  ------------  -----------  -----------

Balances at March 31, 2003 (unaudited) . . . . . . . .           600  $        600  (1,141,508)  (1,140,908)
                                                        ============  ============  ===========  ===========



See  the  accompanying  notes  to  the  financial  statements

                                        SPECTRUM SCIENCES & SOFTWARE, INC.

                                            STATEMENTS OF CASH FLOWS


                                                           YEARS ENDED DECEMBER  31,    THREE MONTHS ENDED MARCH 31,
                                                               2002          2001          2003            2002
                                                           ------------    ---------     ---------      ----------
                                                                                        (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net income (loss) . . . . . . . . . . . . . . . . . . .  $  (610,682)     232,415        34,649       $(125,429)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Loss on discontinued operations . . . . . . . . . . .      407,250            -             -               -
    Write-down of obsolete inventory. . . . . . . . . . .      289,652            -             -               -
    Depreciation. . . . . . . . . . . . . . . . . . . . .      148,899      182,764        38,082          42,015
    Restatement (Note 12) . . . . . . . . . . . . . . . .       92,065            -             -               -
    Cumulative effect of accounting change. . . . . . . .       91,022            -             -          91,022
    Decrease in cash surrender value of life insurance. .        5,059          376             -               -
    Amortization. . . . . . . . . . . . . . . . . . . . .            -       14,340           445             444
    Loss on disposal of equipment . . . . . . . . . . . .            -       11,271             -           2,598
    (Increase) decrease in assets:
      Receivables . . . . . . . . . . . . . . . . . . . .       27,579      419,048       (77,004)        609,124
      Inventories . . . . . . . . . . . . . . . . . . . .      472,989     (454,526)       66,309         (12,218)
      Prepaid expenses. . . . . . . . . . . . . . . . . .       (8,993)           -       (75,358)        (36,555)
      Other assets. . . . . . . . . . . . . . . . . . . .         (723)       5,620         1,000          (1,000)
    Increase (decrease) in liabilities:
      Accounts payable. . . . . . . . . . . . . . . . . .      204,999      301,489       (62,103)         (9,076)
      Accrued expenses. . . . . . . . . . . . . . . . . .      250,290     (100,669)     (111,792)        (57,317)
      Contract deposits . . . . . . . . . . . . . . . . .     (114,349)     288,285        (2,077)       (119,705)
      Due to the Department of Defense. . . . . . . . . .            -     (640,392)            -               -
                                                           ------------    ---------     ---------      ----------

        Net cash provided by (used in)
          operating activities. . . . . . . . . . . . . .    1,255,057      260,021      (187,849)        383,903

Cash flows from investing activities:
  Purchase of property and equipment. . . . . . . . . . .      (13,570)    (106,036)      (30,204)              -
  Increase in notes receivable (employees). . . . . . . .            -            -             -          (4,274)
                                                           ------------    ---------     ---------      ----------

        Net cash used in investing activities . . . . . .      (13,570)    (106,036)      (30,204)         (4,274)

Cash flows from financing activities:
  Net repayments on bank lines of credit. . . . . . . . .   (1,069,437)    (162,377)     (108,596)              -
  Proceeds from line of credit. . . . . . . . . . . . . .            -            -             -          66,738
  Proceeds from notes payable . . . . . . . . . . . . . .       75,000       13,343             -          73,755
  Payments on notes payable . . . . . . . . . . . . . . .     (146,962)    (295,239)      (41,996)        (72,963)
  Advances from related parties . . . . . . . . . . . . .      641,370      250,903       163,392               -
  Repayments of advances from related parties . . . . . .     (322,073)      (1,330)     (200,061)         (1,297)
                                                           ------------    ---------     ---------      ----------

        Net cash used in financing activities . . . . . .     (822,102)    (194,700)     (187,261)         66,233
                                                           ------------    ---------     ---------      ----------

        Net increase (decrease) in cash
          and cash equivalents. . . . . . . . . . . . . .      419,385      (40,715)    (405,314)        445,862

Cash and cash equivalents - beginning of year . . . . . .      214,524      255,239       633,909         214,524
                                                           ------------    ---------     ---------      ----------

Cash and cash equivalents - end of year . . . . . . . . .  $   633,909      214,524       228,595         660,386
                                                           ============    =========     =========      ==========

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest. . . . . . . . . . . . . . . . . . . . . . .  $   300,693      350,391        73,512          94,148
                                                           ============    =========     =========      ==========



See  the  accompanying  notes  to  the  financial  statements

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2002 and 2001


(1)     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

(A)     ORGANIZATION  AND  NATURE  OF  BUSINESS

     Spectrum Sciences & Software, Inc. (the "Company") was incorporated in the State of Florida on October 8, 1982. Headquartered in Fort Walton Beach, Florida, the Company has three reportable segments - management services, manufacturing, and computer software. Management services include providing engineering, technical, and operational services in the area of defense range management specializing in bombing and gunnery training range operation and maintenance. Manufacturing operations includes the design and construction of munitions ground support equipment and containers for the shipping and storage of munitions and equipment. The Company's computer software segment consists of the sale of computer software developed to assist in hazard management and weapons impact analysis.

     The Company's contracts are primarily fixed price contracts with the United States Department of Defense (DOD). The Company currently has contracts in Florida and Arizona. During the years ended December 31, 2002 and 2001 and three months ended March 31, 2003 and 2002 (unaudited), 99% of the Company's revenues were derived from contracts with the DOD.

(B)     REVENUE  AND  COST  RECOGNITION

     The principal source of revenue for the Company is derived from contracts with the DOD and other governmental contractors. Revenue on firm fixed price contracts is recognized currently as the work is performed for all segments.

     Costs of revenues earned include all direct costs (labor, travel, relocations, materials, subcontracts, and other) and those indirect costs allocable to a contract. Allocations of indirect costs are based on the relative amounts of direct labor.

(C)     CASH  AND  CASH  EQUIVALENTS

     The Company considers cash on hand, deposits in banks, and money market accounts to be cash and cash equivalents.

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS


(1)     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED

(D)     ALLOWANCES

          The Company provides appropriate provisions for uncollectible accounts and credit for returns based upon factors surrounding the credit risk and activity of specific customers. 99% of the Company's revenue and related accounts receivable are derived from contracts with the DOD which minimizes the risk of uncollectibility. In the opinion of management, no provisions are deemed necessary for uncollectible accounts or returns for credits at December 31, 2002 and March 31, 2003 (unaudited). If a customer account becomes considered uncollectible, it will be written off at that time.

     Certain commercial accounts receivable were written off during the fiscal years ended December 31, 2002 related to the acquisition of Ver-Val Enterprises (see Note 1(h)). Bad debt expense of approximately $3,900, $43,600, $0 and $21,460 was recognized as an operating expense in the accompanying financial statements during the years ended December 31, 2002 and 2001 and the three
months  ended March 31, 2003 and 2002 (unaudited), respectively.       In 2002,
the long-term receivables were written off and an additional $34,978 was charged to the loss from discontinued operations, which is described further in Note 11 to the financial statements.

(E)     USE  OF  ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, results could differ materially from those estimates.

(F)     INVENTORIES

     Inventories are stated at the lower of cost or market, determined by the average cost method. Inventories are reviewed periodically and items considered to be slow-moving, excess and/or obsolete are written down to their estimated net realizable value. During 2002, inventories were reduced by approximately $289,700 due to obsolescence.

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS


(1)     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED

(G)     PROPERTY,  PLANT,  AND  EQUIPMENT

     Property, plant, and equipment are carried at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets. Routine maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When assets are sold or retired, the related cost and accumulated depreciation are removed from the accounts and gains or losses from dispositions are credited or charged to income.

(H)     GOODWILL

     Goodwill represents the excess of the purchase price over the fair value of net assets acquired. During the fourth quarter of 1999, the Company purchased certain assets and assumed certain liabilities of Ver-Val Enterprises, Inc. ("Ver-Val"). The Company allocated $113,777 to goodwill. Amortization was computed on a straight-line basis over the estimated useful life of 10 years. Amortization expense was $11,377 in 2001 and accumulated amortization was $22,755 at December 31, 2001.

     Effective January 1, 2002, the Company adopted the provisions of FASB Statement No. 142, Goodwill and Other Intangibles ("SFAS No. 142"). The adoption of SFAS No. 142 required an initial impairment assessment involving a comparison of the fair value of goodwill to its current carrying value. Upon adoption, the Company recorded a loss as a cumulative effect of an accounting change of $91,022 related to goodwill in the manufacturing segment. Prior periods have not been restated for the adoption of SFAS No. 142.

(I)     IMPAIRMENT  OF  LONG-LIVED  ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED
OF

     The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS


(1)     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED

(J)     INCOME  TAXES

     The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the shareholder reports his proportionate share of the Company's income or loss on his individual income tax return. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

(K)     CONTRACT  DEPOSITS

     The Company has received advance deposits for contracts to be performed in 2003. These advance deposits are recorded as current liabilities at December 31, 2002 and three months ended March 31, 2003 (unaudited) in the accompanying balance sheet until such time as the required work is performed and then these amounts are recorded as revenue.

(L)     EARNINGS  (LOSS)  PER  SHARE

     Basic earnings (loss) per share ("EPS") is calculated by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted EPS is computed in a manner consistent with that of basic EPS while giving effect to the potential dilution that could occur if options and/or warrants to issue common stock were exercised.

(M)     RESEARCH  AND  DEVELOPMENT  COSTS

Research and development costs are expensed as incurred. Research and development costs incurred during 2002 and 2001 and for the three months ended March 31, 2003 and 2002 (unaudited) totaled approximately $22,300, $45,000, $11,371 and $9,584, respectively, and are included in operating expenses in the accompanying statements of operations.

(N)     FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS

     The carrying amount of cash, receivables, accounts payable, and accrued expenses approximates fair value because of the short maturity of those instruments. The fair value of the bank lines of credit and notes payable are assumed to approximate the recorded value because there have not been any significant changes in specific circumstances since the notes and lines were originally recorded.

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS


(1)     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED

(O)     CONCENTRATIONS  OF  CREDIT  RISK

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and receivables. The Company places its cash with high credit quality financial institutions. At various times throughout 2002 and the three months ended March 31, 2003 (unaudited) and at December 31, 2002 and the three months ended March 31, 2003 (unaudited), cash balances held at some financial institutions were in excess of federally insured limits.

     Receivables are from the DOD and/or through DOD prime contractors, which minimizes the Company's credit risk. The Company generally does not require collateral or other security to support customer receivables.

(P)     RECENT  ACCOUNTING  PRONOUNCEMENTS

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to (a) all entities and (b) legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of long-lived assets, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not believe the adoption of SFAS No. 143 will have a material impact on it's financial position or results of operations.

     Also in August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which established one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation of a subsidiary for which control is likely to be temporary. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, with early application encouraged. Upon adoption of SFAS No. 144, the Company recorded a loss on disposal of its yacht manufacturing segment of $407,250 in the accompanying statements of operations.

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS


(1)     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  CONTINUED

(P)     RECENT  ACCOUNTING  PRONOUNCEMENTS,  CONTINUED

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that Statement, and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets for Motor Carriers." SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of SFAS No. 145 will have a material impact on its results of operations or financial position.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company has implemented SFAS No. 146 in connection with its discontinued operations (see Note 11).


(2)     BASIS  OF  PRESENTATION  AND  GOING  CONCERN

     The Company's financial statements have been prepared assuming the Company will continue as a going concern. The Company has experienced losses from operations and has an accumulated deficit of $1,176,157 and $1,140,908 as of December 31, 2002 and three months ended March 31, 2003 (unaudited), respectively. Additionally, the Company has negative working capital of $3,254,108 and $3,216,401 at December 31, 2002 and March 31, 2003 (unaudited), respectively. These deficits and the dependence of the Company to find alternative financing arrangements to repay its debt owed to its lender are conditions which could affect the Company's ability to continue as a going concern.

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS


(2)     BASIS  OF  PRESENTATION  AND  GOING  CONCERN,  CONTINUED

     The Company's plans to deal with this uncertainty include reducing expenditures, continuing to request forbearance from creditors and raising additional capital or entering into a strategic arrangement with a third party. There can be no assurance that management's plans to reduce expenditures, gain cooperation from creditors, raise capital or enter into a strategic arrangement can be realized. No adjustment has been made in the accompanying financial statements to the amounts and classification of assets and liabilities which could result should the Company be unable to continue as a going concern.


(3)     RECEIVABLES

     Receivables are, primarily comprised of amounts due to the Company for work performed on contracts directly related to the DOD and through DOD prime contractors, consisted of the following:

                                        DECEMBER 31,      MARCH 31,
                                           2002            2003
                                        ------------    -----------
                                                        (UNAUDITED)

Contracts - billed                       $ 1,546,705      1,956,821
Contracts - unbilled                         537,630        202,096
                                        ------------    -----------
Net trade receivables                      2,084,335      2,158,917
Employee advances and notes receivable           454          2,876
                                        ------------    -----------
      Total                              $ 2,084,789      2,161,793
                                       =============    ===========

     Unbilled receivables represent recoverable costs and estimated earnings and consist principally of contract revenue which has been recognized for accounting purposes but is not yet billable to the customer. Substantially all of these amounts will be billed in the following year.

     Substantially all of the receivables at December 31, 2002 and March 31, 2003 (unaudited) are due from the DOD or through DOD prime contractors.

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS


(4)     INVENTORIES

     Inventories  of  the  Company  consists  of  the  following  components:

                            DECEMBER 31,         MARCH 31,
                               2002                2003
                            ------------       -----------
                                               (UNAUDITED)

Raw materials                $  170,344           154,035
Finished goods                  121,000            71,000
                            ------------       -----------

                             $  291,344           225,035
                            ============       ===========

RAW  MATERIALS

     Raw materials consists of sheet metal, various product spare parts, hardware and other miscellaneous materials.

FINISHED  GOODS

     Finished goods consist of substantially complete products available for sale. The composition is as follows:

                              QUANTITY                    2003
                             NUMBER  OF      2002      (UNAUDITED)
       ITEM                     ITEMS        COST         COST
---------------------------  ----------    --------    -----------
Munitions trailers                7        $  1,000          1,000
B5A maintenance stands           137         20,000         20,000
Munitions assembly conveyor       2         100,000         50,000
                                            -------         ------
                                           $121,000         71,000
                                           ========         ======

     During 2002, the Company determined that the munitions trailers and B5A maintenance stands with a carrying value of $182,452 were impaired and wrote them down by $161,452 to their estimated fair value. Management determined impairment had occurred due to anticipated significant costs to make the finished goods marketable.

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS


(5)     PROPERTY,  PLANT,  AND  EQUIPMENT

A  summary  of  property  and  equipment  is  as  follows:

                                      LIVES IN    DECEMBER 31,   MARCH 31,
                                        YEARS        2002         2003
-----------------------------------  -----------  -----------   ----------
                                                               (UNAUDITED)
Land. . . . . . . . . . . . . . . .           -   $  175,000   $  175,000
Buildings and improvements. . . . .     15 - 39    1,565,301    1,565,301
Manufacturing and other equipment .       3 - 7      775,016      775,016
Investment property . . . . . . . .          39      220,900      220,900
Computer equipment. . . . . . . . .           3      102,507      115,770
Software. . . . . . . . . . . . . .       3 - 5       54,616       54,616
Vehicles. . . . . . . . . . . . . .       5 - 7       48,288       65,229
Furniture and fixtures. . . . . . .       5 - 7       24,206       24,206
Construction in progress. . . . . .           -       38,714       38,714
                                                  -----------  ----------
          Total . . . . . . . . . .                3,004,548    3,034,752
Less accumulated depreciation . . .                 (932,600)    (970,682)
                                                  -----------  ----------
Net property, plant, and equipment.               $2,071,948   $2,064,070
                                                  ===========  ==========

     Depreciation expense totaled $148,899, $182,764, $38,082 and $42,015 during the years ended December 31, 2002 and 2001 and three months ended March 31, 2003 and 2002 (unaudited), respectively.


(6)     ACCRUED  EXPENSES

Accrued  expenses  consisted  of  the  following:

                                                  DECEMBER 31,   MARCH 31, 2003
                                                     2002            2003
                                                                  (UNAUDITED)
                                                  ------------   --------------
       Accrued payroll and related benefits       $  454,249        457,812
       Payroll related taxes                         302,289        204,130
       Accrued vacation and sick                     128,775        138,790
       Accrued interest payable                       29,120         18,806
       Accrued property taxes                         25,973          9,074
                                                  ------------   --------------
          Total  accrued  expenses                $  940,406          828,612
                                                  ============   ==============

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS


(7)     BANK  LINES  OF  CREDIT

The  following  is  a  summary  of  the  bank  lines  of  credit:


 AVAILABLE    INTEREST   CURRENT                          BALANCE AT   BALANCE AT
  CREDIT       TERMS      RATE    COLLATERAL     DUE      12/31/2002   3/31/2003
-----------  ---------  --------  ----------  ----------  -----------  -----------
                                                                       (UNAUDITED)
1,000,000    Prime + 2%    6.25%      (1)      09/28/01   $  529,555      432,163
1,000,000    Prime + 2%    6.25%      (1)      09/28/01      443,486      432,283
  100,000    Prime + 2%    6.25%      (2)      03/08/02       99,549       99,549
  145,000    Prime + 2%    6.25%      (3)      02/08/01      128,521      128,521
                                                          -----------  -----------

                                                          $1,201,111    1,092,516
                                                          ===========  ===========

(1) Assignment of Government contracts and personal guarantee of Company President.
(2)  Personal  guarantee  of  Company  President.
(3) Cross collateralized with real estate loan and personal guarantee of Company President.

     At December 31, 2002, all of the bank lines of credit were due and had been extended to January 15, 2003. The Company has negotiated an additional extension and modification of the loans as further described in Note 16 and 17 to the financial statements.

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS

(8)     LONG-TERM  DEBT

     Long-term  debt  consisted  of  the  following:


                                                  DECEMBER 31,    MARCH 31,
                                                      2002          2003
                                                  ------------  -----------
                                                                (UNAUDITED)
Note payable to a bank, due in monthly
installments of $14,870, including interest at
8.50%.  Final balloon payment of $1,501,039
due October 1, 2004, collateralized by real
estate and a personal guarantee of the
Company President. . . . . . . . . . . . . . . .  $ 1,581,419    1,570,367

Note payable to a bank, due in monthly
installments of $1,588, including interest at
8.75%.  Final balloon payment of $188,822
due December 27, 2004, collateralized by a
condominium and a personal guarantee of the
Company President. . . . . . . . . . . . . . . .      193,473      191,283

Note payable to a bank, due in monthly
installments of $4,347, including interest at
prime + .25% (4.50% at December 31, 2002).
Final payment due August 13, 2006,
collateralized by equipment and inventory. . . .      163,356      148,367

Note payable to a financial corporation, due
in monthly installments of $2,655, including
interest at 22%.  Final payment due January
10, 2005, collateralized by certain equipment
of the Company and a personal guarantee of
the Company President. . . . . . . . . . . . . .       52,465       46,200

Note payable to an individual, principal and
interest due in monthly installments of
1,000, including interest at 8.0%
commencing on February 1, 2001.  In April
2003 the Company reached an agreement
with the debtor allowing them to settle the
outstanding debt on this note with a $15,000
lump sum payment.. . . . . . . . . . . . . . . .       15,000        7,500
                                                  ------------  -----------
                                                    2,005,713    1,963,717
Less current portion . . . . . . . . . . . . . .   (1,975,591)  (1,939,860)
                                                  ------------  -----------
Total long-term debt . . . . . . . . . . . . . .  $    30,122       23,857
                                                  ============  ===========

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS


(8)     LONG-TERM  DEBT,  CONTINUED

     The  original  maturities  of  the  debt  are  due  as  follows:

         YEAR  ENDING  DECEMBER  31,
         ----------------------------
                    2003                          $   166,732
                    2004                            1,739,873
                    2005                               73,940
                    2006                               10,361
                    2007                               11,221
                    Thereafter                          3,586
                                                  -----------
                                                  $ 2,005,713
                                                  ===========

     On June 13, 2002, the Company was considered in default on all debt with its primary lender (the "lender") due to cross collateralization of all loans and lines of credit. As such, the outstanding balance of all long-term debt due to that lender at December 31, 2002, has been included in current liabilities. The revised maturities of the debt based on the event of default are as follows:

         YEAR  ENDING  DECEMBER  31,
         ----------------------------

                    2003                         $  1,975,591
                    2004                               27,515
                    2005                                2,607
                                                  -----------
                                                 $  2,005,713
                                                  ===========

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS


(9)     RELATED  PARTY  PAYABLES  AND  TRANSACTIONS

Related  party  payables  consist  of  the  following:

                                          DECEMBER 31, 2002   MARCH 31, 2003
                                         -------------------  --------------
                                                               (UNAUDITED)
Cash advances made to the Company
non-interest bearing, payable upon
demand. . . . . . . . . . . . . . . . .  $           544,329         489,453

Legal fees paid by a shareholder of the
Company, non-interest bearing, payable
upon demand . . . . . . . . . . . . . .               12,947          12,947

Management consulting fees to a
shareholder of the Company, non-
interest bearing, payable upon demand .               11,594          29,801
                                         -------------------  --------------

                                         $           568,870         532,201
                                         ===================  ==============

     During 2002, cash advances totaling $616,829 were provided to the Company for operating purposes by individuals who were either officers, directors, and/or material participants in the transaction described in Note 17. The Company repaid $72,500 of the cash advances in the fourth quarter of 2002 and $54,876 in the three months ended March 31, 2003 (unaudited). No interest was paid on the cash advances.

     The Company was provided management consulting services by one of the shareholders during 2002. Expenses of $11,594 and $18,207 are reported in the accompanying financial statements for the year ended December 31, 2002 and the three months ended March 31, 2003 (unaudited), respectively.

     In November of 2001, the Company's shareholder personally entered into a 20-year mortgage agreement with a financial institution. The financial institution loaned the shareholder $250,903. The shareholder then loaned the entire proceeds to the Company. The Company was directly making the monthly note payments of $2,097, including interest at 7.99%. The final payment was due November 16, 2021. The mortgage was secured by the 43-foot fishing vessel, which was titled in the Company's name. In the second quarter of 2002, the Company decided to exit the yacht construction segment of its business because it felt it could not be competitive in this specialized market. In the fourth quarter of 2002, the fishing vessel was sold and the amount due to the shareholder was paid in full.

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS


(10)     NON-OPERATING  INCOME  (EXPENSE)

Non-operating  income  (expense)  consisted  of  the  following:

                                            YEARS ENDED           THREE MONTHS
                                            DECEMBER 31,         ENDED MARCH 31,
                                          2002        2001       2003      2002
                                                             (UNAUDITED)(UNAUDITED)
                                       ----------- ---------- ---------- ----------
Income:
 Building rent (Note 16) . . . . .     $  181,556    181,771    45,351    45,351
 Legal settlement (Note 14). . . .        175,000          -         -         -
 Interest. . . . . . . . . . . . .          3,285     11,125       199     2,088
 Other . . . . . . . . . . . . . .          6,034      7,070     4,802     1,545
                                       ----------- ---------  ---------- ----------
 Total income. . . . . . . . . . .        365,875    199,966    50,352    48,984
                                       ----------- ---------  ---------- ----------

Expense:
 Interest. . . . . . . . . . . . .       (306,582)  (339,439)  (66,752)  (91,261)
 Penalties (Note 16(b)). . . . . .        (78,086)    (9,166)   (6,249)   (2,816)
 Other . . . . . . . . . . . . . .        (14,761)   (30,548)        -         -
                                       ----------- ---------  ---------- ----------
 Total expense . . . . . . . . . .       (399,429)  (379,153)  (73,001)  (94,077)
                                       ----------- ---------  ---------- ----------
 Total non-operating expense, net.     $  (33,554)  (179,187)  (22,649)  (45,093)
                                       =========== ========== ========== ==========


(11)     LOSS  ON  DISCONTINUED  OPERATIONS

     In connection with the acquisition of Ver-Val during 1999, the Company decided to enter the yacht construction industry. A 43-foot Express fishing vessel was purchased in 2000 and completed in 2001, and consisted of a molded fiberglass sport fisherman with a tuna tower and twin diesel engine propulsion.

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS


(11)     LOSS  ON  DISCONTINUED  OPERATIONS,  CONTINUED

     In the second quarter of 2002, the Company decided to exit the yacht construction segment of its business because it felt it could not be competitive in this specialized market. In the fourth quarter of 2002, the Company sold the 43-foot fishing vessel held in inventory for $400,000. The loss on disposal of the yacht construction segment consists of the following components:

Loss on disposal of fishing vessel including sales commission      $   (367,926)
Carrying costs including rent, interest, utilities, and bad debts       (76,050)
Gain on extinguishment of debt                                           36,726
                                                                   -------------
           Total loss on discontinued operations                   $   (407,250)
                                                                   =============


(12)     PRIOR  PERIOD  ADJUSTMENT

     The accompanying financial statements for 2001 have been restated to reflect an adjustment to equity as of January 1, 2001 for a correction of an error made on the calculation of the Company's payroll tax liability for the third quarter of 2000. Due to the error payroll tax expense and the related liability were understated in the amount of $92,065.


(13)     EMPLOYEE  BENEFIT  PLANS

     The  Company  has  established  a  defined contribution profit sharing plan
(401k) available to all employees of the Company who have completed six months of service and are age twenty (20) or older. Eligible employees may defer a portion of their annual salary based on yearly Internal Revenue Service (IRS) guidelines.

     The Company has the option to contribute to the profit sharing plan on an annual basis. No contributions were made to the profit sharing plan for the years ended December 31, 2002 and 2001 and the three months ended March 31, 2003 and 2002 (unaudited).

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS


(14)     NON-RECURRING  ITEMS

     As a result of the Ver-Val acquisition, the Company established an allowance for doubtful accounts and recognized bad debt expense of $30,000 during 2001 relating to long-term notes receivable from two employees of the Company. The Company wrote off the balance of the notes receivable in 2002 and the bad debt expense is included in the loss from discontinued operations as discussed in Note 11 to the financial statements.

     The Company received $175,000 in 2002 from an out of court legal settlement related to an employee theft which occurred prior to January 1, 2001. The amount is included in non-operating income in the accompanying financial statements (see Note 10).


(15)     SEGMENT  INFORMATION

     Segment information has been presented on a basis consistent with how business activities are reported internally to management. Management solely evaluates operating profit by segment by direct costs of manufacturing its products with an allocation of indirect costs. The Company has three operating segments - management services, manufacturing, and computer software. Management services include providing engineering, technical, and operational services in the area of defense range management specializing in bombing and gunnery training range operation and maintenance. Manufacturing operations include the design and construction of munitions ground support equipment and containers for the shipping and storage of munitions and equipment. The Company's computer software segment consists of the sale of computer software developed to assist in hazard management and weapons impact analysis. The "Other" category includes revenues and expenses related to the Company's discontinued yacht construction segment during 2001 and for the three months ended March 31, 2002 (see Note 11). The significant accounting policies of the operating segments are the same as those described in Note 1.

     The following is a summary of certain financial information related to the Company's operating segments:

                                      YEARS ENDED               THREE MONTHS
                                      DECEMBER 31,             ENDED MARCH 31,
                                  2002            2001       2003        2002
                              -------------  -----------  ---------  ----------
                                                         (UNAUDITED) (UNAUDITED)
Total revenues by segment
Management Services . . . .  $    8,761,280    8,238,647  2,293,100   2,148,364
Manufacturing . . . . . . .       2,405,517    2,617,917    650,576     419,756
Computer Software . . . . .       1,094,833    1,016,961    329,353     237,578
                              -------------  -----------  ---------  ----------
 Total revenues by segment.  $   12,261,630   11,873,525  3,273,029   2,805,698
                              =============  ===========  =========  ==========

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS

(15)     SEGMENT  INFORMATION,  CONTINUED

                                               YEARS ENDED                  THREE MONTHS
                                               DECEMBER 31,                ENDED MARCH 31,
                                          2002             2001           2003        2002
                                     --------------    -------------   -----------  -----------
                                                                       (UNAUDITED)  (UNAUDITED)
Operating profit (loss) by segment
Management Services . . . . . . . .  $      79,684           416,610      63,391      63,482
Manufacturing . . . . . . . . . . .       (219,143)           10,819      38,307      54,019
Computer Software . . . . . . . . .        525,590           490,990      80,532      91,294
Other . . . . . . . . . . . . . . .              -           (78,276)          -     (74,400)
Operating expenses. . . . . . . . .       (464,987)         (428,541)   (124,932)   (123,709)
Interest income (expense), net. . .       (303,297)         (328,314)    (66,553)    (89,173)
Other income (expense), net . . . .        269,743           149,127      43,904      44,080
Discontinued operations . . . . . .       (407,250)                -           -           -
Cumulative effect of SFAS No. 142 .        (91,022)                -           -     (91,022)
                                     --------------    -------------   -----------  -----------
 Net income (loss). . . . . . . . .  $    (610,682)          232,415      34,649    (125,429)
                                     ==============    =============   ===========  ===========

Identifiable assets
Management Services . . . . . . . .  $   1,066,693         1,558,330     882,019     913,470
Manufacturing . . . . . . . . . . .      1,168,048         2,146,792   1,246,691   2,170,101
Computer Software . . . . . . . . .        386,099           131,441     304,116     149,868
                                     --------------    -------------   -----------  -----------
 Total identifiable assets. . . . .      2,620,840         3,836,563   2,432,826   3,233,439
Corporate and other assets. . . . .      2,506,868         2,286,578   2,366,298   2,644,407
                                     --------------    -------------   -----------  -----------
 Total assets . . . . . . . . . . .  $   5,127,708         6,123,141   4,799,124   5,877,846
                                     ==============    =============   ===========  ===========

Depreciation by segment
Management Services . . . . . . . .  $       2,262             1,389           2          15
Manufacturing . . . . . . . . . . .         97,487           132,147      22,668      12,750
Computer Software . . . . . . . . .          2,684                 -       1,793           -
Other . . . . . . . . . . . . . . .         46,466            49,228      13,619      29,250
                                     --------------    -------------   -----------  -----------
 Total depreciation . . . . . . . .  $     148,899           182,764      38,082      42,015
                                     ==============    =============   ===========  ===========

Capital expenditures by segment
Manufacturing . . . . . . . . . . .  $           -            79,368           -           -
Computer Software . . . . . . . . .         11,070             4,376      13,263           -
Other . . . . . . . . . . . . . . .          2,500            22,292      16,941           -
                                     --------------    -------------   -----------  -----------
 Total capital expenditures . . . .  $      13,570           106,036      30,204           -
                                     ==============    =============   ===========  ===========

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS



(15)     SEGMENT  INFORMATION,  CONTINUED

     As of December 31, 2002 and 2001 and three months ended March 31, 2003 and 2002 (unaudited), all of the Company's revenues have been generated in the
United States of America. As of December 31, 2002 and March 31, 2003 (unaudited), all of the Company's long-lived assets are located in the United States of America.


(16)     COMMITMENTS  AND  CONTINGENCIES

(A)     OPERATING  LEASES

(i)       Lessee
          -------
               The Company leases a facility for manufacturing under a month-to-month operating lease. Total rent expense incurred under this operating lease during the years ended December 31, 2002 and 2001 and the three months ended March 31, 2003 and 2002 (unaudited) totaled $20,400, $25,643, $5,100 and $5,100, respectively.

               The Company also leased a facility for use by the yacht construction segment. Total rent expense incurred under this lease during the years ended December 31, 2002 and 2001 was approximately $55,000 and for the three months ended March 31, 2003 and 2002 (unaudited) totaled $-0- and $18,450, respectively.

(ii)       Lessor
           -------

               During the years ended December 31, 2002 and 2001 and the three months ended March 31, 2003 and 2002 (unaudited), the Company was the lessor in an operating lease of office space. The lessee is a governmental contractor who rented space in the Company's office building. The operating lease expires in September 2003. Rental income during the years ended December 31, 2002 and 2001 and the three months ended March 31, 2003 and 2002 (unaudited) totaled $181,556, $181,771,
          $45,351  and  $45,351,  respectively.

               Minimum lease payments to be received for the next year are as follows:

                     2003                                             $  136,050
                                                                      ==========

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS


(16)     COMMITMENTS  AND  CONTINGENCIES,  CONTINUED

(B)     IRS  TAX  LIEN

     At December 31, 2002, the Company had outstanding payroll tax liabilities (including penalties and interest) relating to the third quarter of 2000 totaling $162,680 included in accrued expenses in the accompanying financial statements. Subsequent to December 31, 2002, a lien was filed by the Internal Revenue Service (IRS) with respect to the amount owed as described in Note 17 to the financial statements.

(C)     FORBEARANCE  AGREEMENTS

     On February 28, 2002, the Company entered into a Forbearance Agreement with its primary lender (the "lender"). The Company at this date was in default under terms and conditions relating to the bank lines of credit with the lender. The lender agreed to forbear taking certain actions as to these outstanding loans and obligations owed by the Company to the lender from that date until May 16, 2002. The forbearance was to allow the Company to refinance the debt owed to the lender with another institution. As part of the Forbearance Agreement, the lender and the Company expressly agreed that all outstanding debt due to the lender by the Company is cross-defaulted with one another.

     On June 13, 2002, the Company entered a second Forbearance Agreement with the lender. The lender at that date, considered the Company in default of all debt under the terms of the First Forbearance Agreement and under the terms of the loans and loan documents. The lender agreed to forbear taking certain action as to all outstanding loans and obligations owned by the Company to the lender until September 30, 2002. The Company agreed to make periodic payments to the lender totaling $500,000 in installments through September 25, 2002. The Company also agreed to make arrangements to close a factoring transaction with a substitute lender no earlier than September 25 and no later than September 30, 2002. From that closing, the Company will make an additional payment to the lender of $2,000,000. The Company also agreed by September 30, 2002, to repay all obligations including all interest, attorney's fees and cost of collection to the lender.

     On October 31, 2002, the Company entered into an extension of the Second Forbearance Agreement with the lender. The Company agreed to pay $87,000 on December 31, 2002 and January 2, 2003, on the outstanding priority loans (lines of credit) and to pay all other debt according to the payment schedule. The new maturity date for the priority loans was extended to January 15, 2003.

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS


(16)     COMMITMENTS  AND  CONTINGENCIES,  CONTINUED

(D)     LEGAL  MATTERS

     On or about December 9, 2002, the Trident Company ("Trident") brought a lawsuit against the Company in the State Court in Tulsa County, Oklahoma for the nonpayment of metals purchased by the Company. Trident secured a default judgment against the Company in the amount of $139,020, plus interest in the amount of $1,780, and attorneys' fees in the amount of $2,500 for a total of $143,300. On or about February 19, 2003, Trident commenced to domesticate the Oklahoma Judgment in the State Court in Escambia County, Florida. On or about March 18, 2003, Trident filed a Petition to Vacate Default Judgment and
Supporting Brief in the District Court in and for Tulsa County, State of Oklahoma. On or about March 20, 2003 the Company filed a Petition Contesting Validity of Foreign Judgment and Motion for Stay in the Domestication Action. On or about April 9, 2003, Trident served a Notice of Taking Deposition in the Oklahoma Petition to Vacate proceedings.

     The Parties desire to resolve this matter and these pending cases amicably under the following terms and conditions: the Company has paid Trident $25,804 on May 2, 2003. The Company agrees to pay Trident $23,709 on or before June 15, which includes accumulated legal fees and interest. From July 15, 2003 through May 15, 2004, the Company agrees to pay Trident $8,883. This will completely settle this debt. Final settlement documents have not been executed.


(17)     SUBSEQUENT  EVENTS  (UNAUDITED)

     On January 20, 2003, the IRS placed a lien in favor of the United States of America on all property and rights to the property for unpaid payroll taxes from the third quarter of 2000. On April 21, 2003, the IRS filed a Notice of Levy to collect the unpaid amount of $173,041. On April 24, 2003, the Company remitted $25,000 to the IRS and a Release of Levy/Release of Property from Levy was filed by the IRS. In addition, the Company submitted a proposal to the IRS to satisfy the remainder of the unpaid payroll tax liability. The proposal is as follows:
Beginning in May 2003, and carrying on through August 2003, the Company proposed a payment to the IRS of $5,000 per month to be made no later than the 10th of each month for a total of an additional $20,000. Starting in September 2003 and continuing until the final debt is settled, the Company proposed a payment of $10,000 per month to be paid no later than the 10th of each month.

                       SPECTRUM SCIENCES & SOFTWARE, INC.

                          NOTES TO FINANCIAL STATEMENTS


(17)     SUBSEQUENT  EVENTS  (UNAUDITED),  CONTINUED

     On January 31, 2003, the Company signed an extension and modification of the loan agreement. The Company was in default under all of the priority loans (lines of credit) at this date. The maturity date of each of the priority loans was extended to July 25, 2003. The Company agreed to make lump sum payments of $60,000 on February 25, 2003 through July 25, 2003 ($300,000) on the priority loans. During the period of the agreement the Company also agreed to make regularly scheduled payments on all other loans to the lender. The Company agreed they shall not, without consent of the lender, merge the Company or cause any change in control of more than 25% of the common stock of the Company.

     On April 1, 2003, the Company negotiated a debt restructuring agreement related to a note payable for a facility it previously leased in connection with its yacht construction segment. The agreement calls for total payments of $15,000 to the individual of which, $7,500 was paid on the date of the agreement. The remaining $7,500 is due on or before April 30, 2003. The note balance at December 31, 2002 was $51,726, which resulted in a gain on extinguishment of debt of $36,726 which is reported in discontinued operations.

     In April 2003, Silva Bay International, Inc. acquired all of the assets of the Company and assumed certain liabilities in exchange for the issuance of 1,250,000 shares of it's common stock. For accounting purposes the transaction will be accounted for as a recapitalization if the Company expects to expand on these initial operations by acquiring industry related entities in an effort to be a profitable, technology driven defense contractor, but also expects to reduce costs through economies of scales. The assets acquired and liabilities assumed will be recorded at carryover basis.

PART  III  -  ITEM  1.  INDEX  TO  EXHIBITS

                   SPECTRUM SCIENCES & SOFTWARE HOLDINGS, INC.
                                  EXHIBIT INDEX

Exhibit
 Number                      Description
-------                      -----------
   3.1      Certificate  of  Incorporation,  filed  August  28,  1998
   3.2 Certificate of Amendment of Certificate of Incorporation, filed April 8, 2003
   3.3      Certificate  of  Renewal  and  Revival,  filed  March  24,  2003
   3.4      By-Laws
   3.5      Certificate  of Merger filed with the Delaware Secretary of State
   3.6      Articles  of  Merger  filed  with  the Florida Secretary of State
   3.7      Bylaws  of  Silva  Bay International, Inc., dated August 26, 1998
   3.8 Amended And Restated Bylaws of Silva Bay International, Inc., dated March 24, 2003
   4.1      Specimen  Certificate  of  Common  Stock
  10.1      Stock  Option  Plan  of  2002
  10.2      Employment  Agreement  with  Donal  R.  Myrick
  10.3      Consulting  Agreement  with Dwain Brannon, dated December 28,
            2001
  21.1      List  of  Subsidiaries
  23.1      Accountant's  Consent,  Tedder, James, Worden & Associates, P.A.
  23.2      Accountant's  Consent,  Richard  M. Prinzi, Jr., Certified Public
            Accountant


                                   SIGNATURES

     In accordance with Section 12 of the Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized this 3rd day of June, 2003.

                              Spectrum  Sciences  &  Software  Holdings  Corp.

                              By:  /s/ Donal R. Myrick
                                   --------------------------
                                   Donal  R.  Myrick
                                   President